United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

July, 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Condensed Interim Financial Statements

June 30, 2012

IFRS

Filed at CVM, SEC and HKEx on

July 25, 2012

(A free translation from the original in Portuguese)

Vale S.A.

Condensed Interim  Financial Statements Index

Page

Report of Independent Registered Public Accounting Firm	3

Consolidated and Parent Company Condensed Interim Statement of Financial Position as of June 30, 2012 and December 31, 2011	5

Consolidated Condensed Interim Statement of Profit or Loss for the three-months period ended June 30, 2012, March 31, 2012 and June 30, 2011 and six-month period ended June 30, 2012 and June 30, 2011	7

Parent Company Condensed Interim Statement of Profit or Loss for the three-months period ended June 30, 2012, March 31, 2012 and June 30, 2011 and six-month period ended June 30, 2012 and June 30, 2011	8

Consolidated and Parent Company Condensed Interim Statement of Other Comprehensive Income for the three-months period ended June 30, 2012, March 31, 2012 and June 30, 2011 and six-month period ended June 30, 2012 and June 30, 2011	9

Condensed Interim Statement of Changes in Equity for the three-months period ended June 30, 2012 and June 30, 2011	10

Consolidated Condensed Interim Statement of Cash Flows for the three-months period ended June 30, 2012, March 31, 2012 and June 30, 2011 and six-month period ended June 30, 2012 and June 30, 2011	11

Parent Company Condensed Interim Statement of Cash Flows for the three-months period ended June 30, 2012, March 31, 2012 and June 30, 2011 and six-month period ended June 30, 2012 and June 30, 2011	12

Consolidated Condensed Interim Statement of Added Value for the three-months period ended June 30, 2012, March 31, 2012 and June 30, 2011 and six-month period ended June 30, 2012 and June 30, 2011	13

Parent Company Condensed Interim Statement of Added Value for the three-months period ended June 30, 2012, March 31, 2012 and June 30, 2011 and six-month period ended June 30, 2012 and June 30, 2011	14

Notes to the Consolidated Condensed Interim Financial Statements	15

(A free translation from the original in Portuguese)

Report on review of condensed

interim accounting information

To the Board of Directors and Stockholders

Vale S.A.

Introduction

We have reviewed the accompanying balance sheet of Vale S.A. (the “Company”) as of June 30, 2012, and the related statements of income and comprehensive income for the quarter and six-month periods then ended, and the statements of changes in equity and cash flows for the six-month period then ended.

We have also reviewed the accompanying consolidated balance sheet of Vale S.A. and its subsidiaries (“Consolidated”) as of June 30, 2012, and the related consolidated statements of income and comprehensive income for the quarter and six-month periods then ended, and the statements of changes in equity and cash flows for six-month period then ended.

Management is responsible for the preparation of the Company condensed interim accounting information in accordance with the accounting standard CPC 21, Demonstração Intermediária, issued by the Brazilian Accounting Pronouncements Committee (CPC), and the consolidated condensed interim accounting information in accordance with accounting standard CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion

PricewaterhouseCoopers, Av. José Silva de Azevedo Neto 200, 1º e 2º, Torre Evolution IV, Barra da Tijuca, Rio de Janeiro, RJ, Brasil 22775-056

T: (21) 3232-6112, F: (21) 3232-6113, www.pwc.com/br

PricewaterhouseCoopers, Rua da Candelária 65, 20º, Rio de Janeiro, RJ, Brasil 20091-020, Caixa Postal 949,

T: (21) 3232-6112, F: (21) 2516-6319, www.pwc.com/br

(A free translation from the original in Portuguese)

Conclusion on the condensed interim

accounting information of the Company

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim accounting information of the Company referred to above is not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the interim financial information.

Conclusion on the consolidated condensed

interim accounting information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed interim accounting information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the interim financial information.

Other matters interim statements

of value added

We have also reviewed the Company and the consolidated interim statements of value added for the six-month period ended June 30, 2012, presented as supplementary information. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not properly prepared, in all material respects, in relation to the condensed interim accounting information taken as a whole.

Rio de Janeiro, July 25, 2012

/S/PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 “F” RJ

João César de Oliveira Lima Júnior

Contador CRC 1RJ077431/O-8

(A free translation from the original in Portuguese)

Interim Condensed Statement of Financial Position

In millions of Reais

		Consolidated		Parent Company
	Notes	June 30, 2012	December 31, 2011 (I)	June 30, 2012	December 31, 2011
		(unaudited)		(unaudited)
Assets
Current assets
Cash and cash equivalents	8	8,117,669	6,593,177	409,599	574,787
Derivatives at fair value	25	639,648	1,111,744	360,191	573,732
Accounts receivable	9	13,974,152	15,888,807	17,655,342	15,808,849
Related parties	30	696,052	153,738	1,614,919	2,561,308
Inventories	10	10,501,884	9,833,050	3,464,945	3,182,738
Recoverable taxes	12	4,309,765	4,190,141	1,869,205	2,316,532
Advances to suppliers		602,934	733,382	329,648	381,768
Others		1,992,083	1,646,824	456,594	183,394
		40,834,187	40,150,863	26,160,443	25,583,108

Non-current Assets held for sale	11	371,339	—	—	—
		41,205,526	40,150,863	26,160,443	25,583,108
Non-current assets

Related parties	30	851,291	904,172	799,409	445,769
Loans and financing agreements to receive		456,825	399,277	166,369	158,195
Prepaid expenses		702,411	426,252	13,486	16,643
Judicial deposits	18	3,045,733	2,734,599	2,369,633	2,091,492
Deferred income tax and social contribution	20	3,774,883	3,538,830	2,139,200	2,108,558
Recoverable taxes	12	1,227,758	1,097,134	244,562	201,226
Derivatives at fair value	25	—	112,253	—	96,262
Reinvestment tax incentive		412,581	428,750	412,581	428,750
Others		488,329	668,940	96,105	371,620
		10,959,811	10,310,207	6,241,345	5,918,515

Investments	13	16,037,262	14,984,038	123,838,810	113,149,994
Intangible assets	14	18,081,570	17,788,581	14,085,645	13,973,730
Property, plant and equipment, net	15	167,217,185	153,854,863	60,648,047	55,503,193
		212,295,828	196,937,689	204,813,847	188,545,432

Total assets		253,501,354	237,088,552	230,974,290	214,128,540

(I) Period adjusted according to note 3.

(A free translation from the original in Portuguese)

Interim Condensed Statement of Financial Position

In millions of Reais, except number of shares

(continued)

		Consolidated		Parent Company
	Notes	June 30, 2012	December 31, 2011 (I)	June 30, 2012	December 31, 2011
		(unaudited)		(unaudited)
Liabilities
Current liabilities
Suppliers and contractors		8,908,928	8,851,220	4,004,286	3,503,577
Payroll and related charges		1,976,060	2,442,255	1,162,037	1,581,782
Derivatives at fair value	25	283,420	135,697	225,800	117,470
Current portion of long-term debt	17	2,998,505	2,807,280	1,068,724	891,654
Short-term debt	17	999,928	40,044	999,928	—
Related parties	30	38,061	42,907	6,636,262	4,959,017
Taxes payable and royalties		562,321	978,915	122,587	329,680
Provision for income taxes		279,275	955,342	—	—
Employee post retirement benefits obligations		244,648	316,061	79,784	140,508
Railway sub-covcession agreement payable		127,315	123,308	—	—
Provision for asset retirement obligations	19	80,902	136,436	13,613	20,507
Dividends and interest on capital		—	2,207,101	—	2,207,101
Others		1,839,752	1,650,194	751,010	400,023
		18,339,115	20,686,760	15,064,031	14,151,319

Liabilities directly associated with assets held for sale	11	64,683	—	—	—
		18,403,798	20,686,760	15,064,031	14,151,319
Non-current liabilities
Derivatives at fair value	25	1,807,005	1,238,542	1,379,023	953,357
Long-term debt	17	46,609,765	40,224,674	19,350,782	18,595,793
Related parties	30	157,993	170,616	29,767,831	28,654,132
Employee post retirement benefits obligations		3,165,601	2,845,725	346,900	406,330
Provisions for contingencies	18	3,464,674	3,144,740	2,099,087	1,927,686
Deferred income tax and social contribution	20	8,072,259	10,613,773	—	—
Asset retirement obligations	19	3,794,801	3,427,294	1,162,132	1,094,824
Stockholders’ Debentures	29	2,805,808	2,495,995	2,805,808	2,495,995
Redeemable noncontrolling interest		819,283	942,668	—	—
Others		3,784,366	4,617,145	1,497,805	2,373,706
		74,481,555	69,721,172	58,409,368	56,501,823
Total liabilities		92,885,353	90,407,932	73,473,399	70,653,142

Stockholders’ equity	24
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2011 - 2,108,579,618) issued		29,475,211	29,475,211	29,475,211	29,475,211
Common stock - 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2011 - 3,256,724,482) issued		45,524,789	45,524,789	45,524,789	45,524,789
Mandatorily convertible votes - common shares		—	359,649	—	359,649
Mandatorily convertible votes - preferred shares		—	796,162	—	796,162
Treasury stock - 140,857,692 (2011 - 181,099,814) preferred and 71,071,482 (2011 - 86,911,207) common shares		(7,839,512)	(9,918,541)	(7,839,512)	(9,918,541)
Results from operations with noncontrolling stockholders		(458,169)	(70,706)	(458,169)	(70,706)
Valuation adjustment		(1,089,328)	219,556	(1,089,328)	219,556
Cumulative translation adjustments		5,021,745	(1,016,711)	5,021,745	(1,016,711)
Retained earnings		86,866,155	78,105,989	86,866,155	78,105,989
Total company stockholders’ equity		157,500,891	143,475,398	157,500,891	143,475,398
Noncontrolling interests		3,115,110	3,205,222	—	—
Total stockholders’ equity		160,616,001	146,680,620	157,500,891	143,475,398
Total liabilities and stockholders’ equity		253,501,354	237,088,552	230,974,290	214,128,540

(I) Period adjusted according to note 3.

The accompanying notes are an integral part of these interim financial statements.

(A free translation from the original in Portuguese)

Consolidated Condensed Interim Statement of Profit or Loss

In millions of Reais, except as otherwise stated

(unaudited)

		Three-month period ended			Six-month period ended
	Notes	June 30, 2012	March 31, 2012	June 30, 2011 (I)	June 30, 2012	June 30, 2011 (I)
Net operating revenue		23,404,891	19,591,174	23,914,597	42,996,065	45,931,788
Cost of goods solds and services rendered	27	(11,670,292)	(10,049,383)	(9,057,055)	(21,719,675)	(18,291,677)
Gross profit		11,734,599	9,541,791	14,857,542	21,276,390	27,640,111

Operating (expenses) income
Selling and administrative expenses	27	(1,206,725)	(934,403)	(694,125)	(2,141,128)	(1,391,615)
Research and development expenses	27	(707,938)	(526,557)	(580,061)	(1,234,495)	(1,148,875)
Other operating expenses, net	27	(1,223,388)	(1,191,318)	(1,136,916)	(2,414,706)	(1,822,511)
Realized gain (loss) on non-current assets held for sales		(768,236)	—	—	(768,236)	2,492,175
		(3,906,287)	(2,652,278)	(2,411,102)	(6,558,565)	(1,870,826)
Operating profit		7,828,312	6,889,513	12,446,440	14,717,825	25,769,285

Financial income	28	421,320	1,480,155	2,157,043	1,901,475	2,987,328
Financial expenses	28	(5,565,703)	(1,258,766)	(1,262,100)	(6,824,469)	(2,359,800)
Equity results from associates	13	309,600	437,020	651,434	746,620	1,117,220
Income before income tax and social contribution		2,993,529	7,547,922	13,992,817	10,541,451	27,514,033
Income tax and social contribution

Current tax	20	(99,724)	(1,435,730)	(2,681,310)	(1,535,454)	(5,332,645)
Deferred
Deferred of period	20	(246,951)	505,137	(1,130,914)	258,186	(798,657)
Reversal of Deferred Income Tax liabilities (see note 7.a.)		2,533,411	—	—	2,533,411	—
		2,186,736	(930,593)	(3,812,224)	1,256,143	(6,131,302)

Income from continuing operations		5,180,265	6,617,329	10,180,593	11,797,594	21,382,731
Net income of the period		5,180,265	6,617,329	10,180,593	11,797,594	21,382,731

Loss attributable to non-controlling interests		(133,401)	(103,071)	(94,766)	(236,472)	(183,611)
Net income attributable to the Company’s stockholders		5,313,666	6,720,400	10,275,359	12,034,066	21,566,342

Earnings per share attributable to the Company’s stockholders:
Basic earnings per share:
Preferred share and Common		1.04	1.30	1.94	2.36	4.08

Diluted earnings per share:
Preferred share and Common		1.04	1.30	1.94	2.36	4.08

(I) Period adjusted according to note 3.

The accompanying notes are an integral part of these interim financial statements.

(A free translation from the original in Portuguese)

Parent Company Condensed Interim Statement of Profit or Loss

In millions of Reais, except as otherwise stated

(unaudited)

		Three-month period ended			Six-month period ended
	Notes	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Net operating revenue		15,814,484	11,889,232	16,497,509	27,703,716	30,040,487
Cost of goods solds and services rendered	27	(6,152,652)	(5,361,841)	(5,030,782)	(11,514,493)	(9,708,746)
Gross profit		9,661,832	6,527,391	11,466,727	16,189,223	20,331,741

Operating (expenses) income
Selling and administrative expenses	27	(585,409)	(558,794)	(433,573)	(1,144,203)	(802,927)
Research and development expenses	27	(377,991)	(287,705)	(341,029)	(665,696)	(619,904)
Other operating expenses, net	27	(248,514)	(517,948)	(485,315)	(766,462)	(641,494)
Equity results from subidiaries	13	2,541,697	2,019,055	1,473,001	4,560,752	3,896,259
Realized gain (loss) on non-current assets held for sales (equity on parent company) (*)		(768,236)	—	—	(768,236)	2,492,175
		561,547	654,608	213,084	1,216,155	4,324,109
Operating profit		10,223,379	7,181,999	11,679,811	17,405,378	24,655,850

Financial income	28	125,001	1,124,004	1,737,590	1,249,005	2,175,647
Financial expenses	28	(4,906,017)	(1,276,255)	(620,869)	(6,182,272)	(1,697,026)
Equity results from associates	13	309,600	437,020	651,434	746,620	1,117,220
Income before income tax and social contribution		5,751,963	7,466,768	13,447,966	13,218,731	26,251,691

Income tax and social contribution
Current	20	(11,346)	(1,191,925)	(2,348,035)	(1,203,271)	(4,063,509)
Deferred	20	(426,951)	445,557	(824,572)	18,606	(621,840)
		(438,297)	(746,368)	(3,172,607)	(1,184,665)	(4,685,349)

Income from continuing operations		5,313,666	6,720,400	10,275,359	12,034,066	21,566,342
Net income of the period		5,313,666	6,720,400	10,275,359	12,034,066	21,566,342

Net income attributable to the Company’s stockholders		5,313,666	6,720,400	10,275,359	12,034,066	21,566,342

Earnings per share attributable to the Company’s stockholders:
Basic earnings per share:
Preferred share and Common		1.04	1.30	1.94	2.36	4.08

Diluted earnings per share:
Preferred share and Common		1.04	1.30	1.94	2.36	4.08

(*)  Except for the loss of R$ 721,808 in 2012 about coal assets sale.

The accompanying notes are an integral part of these interim financial statements.

(A free translation from the original in Portuguese)

Interim Statement of Other Comprehensive Income

In millions of Reais

(unaudited)

	Consolidated
	Three-month period ended			Six-month period ended
	June 30, 2012	March 31, 2012	June 30, 2011 (I)	June 30, 2012	June 30, 2011 (I)
Net income	5,180,265	6,617,329	10,180,593	11,797,594	21,382,731
Other comprehensive income
Cumulative translation adjustments	7,403,029	(1,101,899)	(2,845,015)	6,301,130	(3,683,141)

Unrealized gain (loss) on available-for-sale investments
Gross balance as of the period/year ended	(3,946)	(698)	5,397	(4,644)	4,584
	(3,946)	(698)	5,397	(4,644)	4,584

Cash flow hedge
Gross balance as of the period/year ended	(274,755)	41,085	241,177	(233,670)	266,418
Tax benefit (expense)	57,284	(26,898)	(18,602)	30,386	(32,001)
	(217,471)	14,187	222,575	(203,284)	234,417
Total comprehensive income of the period	12,361,877	5,528,919	7,563,550	17,890,796	17,938,591

Comprehensive income attributable to noncontrolling interests	188,907	(162,704)	(214,107)	26,203	(435,262)
Comprehensive income attributable to the Company’s stockholders	12,172,970	5,691,623	7,777,657	17,864,593	18,373,853
	12,361,877	5,528,919	7,563,550	17,890,796	17,938,591

	Parent Company
	Three-month period ended			Six-month period ended
	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Net income	5,313,666	6,720,400	10,275,359	12,034,066	21,566,342
Other comprehensive income
Cumulative translation adjustments	7,080,721	(1,042,266)	(2,725,674)	6,038,455	(3,430,290)

Unrealized gain (loss) on available-for-sale investments
Gross balance as of the period/year ended	(3,946)	(698)	5,397	(4,644)	4,584
	(3,946)	(698)	5,397	(4,644)	4,584
Cash flow hedge
Gross balance as of the period/year ended	(274,755)	41,085	241,177	(233,670)	265,218
Tax benefit (expense)	57,284	(26,898)	(18,602)	30,386	(32,001)
	(217,471)	14,187	222,575	(203,284)	233,217
Total comprehensive income of the period	12,172,970	5,691,623	7,777,657	17,864,593	18,373,853

(I) Period adjusted according to note 3.

The accompanying notes are an integral part of these interim financial statements.

(A free translation from the original in Portuguese)

Interim Statement of Changes in Equity

In millions of Reais

(unaudited)

	Six-month period ended
	Capital	Results in the translation of shares	Mandatorily convertible notes	Revenue reserves	Treasury stock	Valuation adjustment	Income from operations with non-controlling stockholders	Cumulative translation adjustment	Retained earnings	Parent company stockholders´equity	Non-controlling stockholders’s interests	Total stockholders” equity
January 01, 2011	50,000,000	1,867,210	1,441,576	72,487,917	(4,826,127)	(25,383)	685,035	(9,512,225)	—	112,118,003	4,216,603	116,334,606
Net income of the period	—	—	—	—	—	—	—	—	21,566,342	21,566,342	(183,610)	21,382,732
Capitalization of reserves	25,000,000	(1,867,210)	—	(23,132,790)	—	—	—	—	—	—	—	—
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	12,864	12,864
Additional remuneration for mandatorily convertible notes	—	—	(49,279)	—	—	—	—	—	—	(49,279)	—	(49,279)
Cash flow hedge, net of taxes	—	—	—	—	—	233,217	—	—	—	233,217	1,200	234,417
Unrealized results on valuation at market	—	—	—	—	—	4,584	—	—	—	4,584	—	4,584
Translation adjustments for the period	—	—	—	—	—	—	—	(3,430,290)	—	(3,430,290)	(252,851)	(3,683,141)
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(104,203)	(104,203)
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	217,849	217,849
Acquisitions and disposal of noncontrolling shareholdings	—	—	—	—	—	—	—	—	—	—	193,788	193,788
June 30, 2011	75,000,000	—	1,392,297	49,355,127	(4,826,127)	212,418	685,035	(12,942,515)	21,566,342	130,442,577	4,101,640	134,544,217

January 01, 2012	75,000,000	—	1,155,811	78,105,988	(9,918,541)	219,556	(70,706)	(1,016,710)	—	143,475,398	3,205,222	146,680,620
Net income of the period	—	—	—	—	—	—	—	—	12,034,066	12,034,066	(236,472)	11,797,594
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	39,158	39,158
Repurcharse of convertible notes	—	—	—	—	11	—	—	—	—	11	—	11
Remuneration for mandatorily convertible notes	—	—	(128,231)	—	—	—	—	—	—	(128,231)	—	(128,231)
Cash flow hedge, net of taxes	—	—	—	—	—	(203,284)	—	—	—	(203,284)	—	(203,284)
Unrealized results on valuation at market	—	—	—	—	—	(4,644)	—	—	—	(4,644)	—	(4,644)
Currency translation adjustments of the period	—	—	—	—	—	—	—	6,038,455	—	6,038,455	262,675	6,301,130
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(65,168)	(65,168)
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	172,263	172,263
Acquisitions and disposal of noncontrolling shareholdings	—	—	—	—	—	—	(436,981)	—	—	(436,981)	(262,568)	(699,549)
Result on conversion of shares	—	49,518	(1,027,580)	—	2,079,018	(1,100,956)	—	—	—	—	—	—
Unrealized results on valuation at market	—	—	—	—	—	—	—	—	—	—	—	—
Destination of earnings:
Additional remuneration proposed	—	—	—	—	—	—	—	—	(3,273,899)	(3,273,899)	—	(3,273,899)
June 30, 2012	75,000,000	49,518	—	78,105,988	(7,839,512)	(1,089,328)	(507,687)	5,021,745	8,760,167	157,500,891	3,115,110	160,616,001

The accompanying notes are an integral part of these interim financial statements.

(A free translation from the original in Portuguese)

Consolidated Condensed Interim Statement of Cash Flows

In millions of Reais

(unaudited)

	Three-month period ended			Six-month period ended
	June 30, 2012	March 31, 2012	June 30, 2011 (I)	June 30, 2012	June 30, 2011 (I)
Cash flow from operating activities:
Net income	5,180,265	6,617,329	10,180,593	11,797,594	21,382,731
Adjustments to reconcile net income to cash from operations
Results of equity investments	(309,600)	(437,020)	(651,434)	(746,620)	(1,117,220)
Realized gain on assets held for sale	768,236	—	—	768,236	(2,492,175)
Depreciation, amortization and depletion	2,039,983	1,797,762	1,490,092	3,837,745	3,013,289
Deferred income tax and social contribution	246,951	(505,137)	1,130,914	(258,186)	798,657
reversal of deferred income tax	(2,533,411)	—	—	(2,533,411)	—
Monetary and exchange rate changes, net	861,528	(368,323)	442,777	493,205	941,858
Loss on disposal of property, plant and equipment	360,132	81,563	45,632	441,695	324,258
Net unrealized losses (gains) on derivatives	1,257,978	(194,059)	(358,943)	1,063,919	(709,818)
Others	(341,989)	(3,986)	(140,218)	(345,975)	(186,095)
Decrease (increase) in assets:
Accounts receivable from customers	342,482	1,479,640	(1,024,984)	1,822,122	(942,343)
Inventories	308,788	(703,793)	(155,301)	(395,005)	(1,369,329)
Recoverable taxes	(760,127)	660,558	(140,663)	(99,569)	(328,424)
Others	(106,453)	(36,329)	(271,199)	(142,782)	177,719
Increase (decrease) in liabilities:
Suppliers and contractors	555,936	(778,026)	438,810	(222,090)	731,203
Payroll and related charges	575,051	(1,056,185)	311,987	(481,134)	(290,884)
Taxes and contributions	(202,965)	(1,003,713)	(46,183)	(1,206,678)	610,686
Others	467,087	91,043	(374,125)	558,130	758,961
Net cash provided by operating activities	8,709,872	5,641,324	10,877,755	14,351,196	21,303,074

Cash flow from investing activities:
Short-term investments	—	—	869,017	—	2,987,497
Loans and advances receivable	18,621	(65,630)	(52,576)	(47,009)	(303,345)
Guarantees and deposits	(155,396)	(20,467)	(252,007)	(175,863)	(299,550)
Additions to investments	(83,670)	(373,506)	(497,867)	(457,176)	(1,058,911)
Additions to property, plant and equipment	(6,541,223)	(5,236,156)	(5,551,399)	(11,777,379)	(10,237,529)
Dividends/interest on capital received	225,645	107,359	547,425	333,004	959,513
Proceeds from disposal of investments held for sale	745,028	—	—	745,028	1,794,985
Net cash provided by (used in) investing activities	(5,790,995)	(5,588,400)	(4,937,407)	(11,379,395)	(6,157,340)

Cash flow from financing activities:
Short-term debt
Additions	44,344	909,354	81,616	953,698	2,280,675
Repayments	—	(75,814)	(157,721)	(75,814)	(1,498,119)
Long-term debt	3,430,426	1,815,105	427,890	5,245,531	1,178,248
Repayments:
Financial institutions	(995,720)	(112,386)	(665,751)	(1,108,106)	(3,567,872)
Dividends and interest on capital paid to stockholders	(5,481,000)	—	(3,267,476)	(5,481,000)	(4,937,576)
Dividends and interest on capital attributed to noncontrolling interest	(69,773)	—	—	(69,773)	—
Transactions with noncontrolling stockholders	(847,546)	(132,860)	—	(980,406)	—
Net cash provided by (used in) financing activities	(3,919,269)	2,403,399	(3,581,442)	(1,515,870)	(6,544,644)

Increase (decrease) in cash and cash equivalents	(1,000,392)	2,456,323	2,358,906	1,455,931	8,601,090
Cash and cash equivalents of cash, beginning of the period	9,010,806	6,593,177	18,367,379	6,593,177	12,175,282
Effect of exchange rate changes on cash and cash equivalents	107,255	(38,694)	(87,450)	68,561	(137,537)
Cash and cash equivalents, end of the period	8,117,669	9,010,806	20,638,835	8,117,669	20,638,835
Cash paid during the period for:
Short-term interest	—	(2,438)	(1,181)	(2,438)	(3,000)
Long-term interest	(695,038)	(582,050)	(607,379)	(1,277,088)	(1,168,486)
Income tax and social contribution	(550,112)	(1,152,687)	(1,743,983)	(1,702,799)	(3,441,247)
Inflows during the period:
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	(149,191)	(99,185)	(100,621)	(248,376)	(164,119)

(I) Period adjusted according to note 3.

The accompanying notes are an integral part of these interim financial statements.

(A free translation from the original in Portuguese)

Parent Company Condensed Interim Statement of Cash Flows

In millions of Reais

(unaudited)

	Six-month period ended
	June 30, 2012	June 30, 2011
Cash flow from operating activities:
Net income	12,034,065	21,566,342
Adjustments to reconcile net income to cash from operations
Results of equity investments	(5,260,944)	(5,013,479)
Realized gain on assets held for sale	721,808	(2,492,175)
Depreciation, amortization and depletion	1,211,907	937,985
Deferred income tax and social contribution	(18,606)	621,840
Monetary and exchange rate changes, net	2,942,693	(2,041,118)
Loss on disposal of property, plant and equipment	78,918	256,790
Net unrealized losses (gains) on derivatives	808,403	(440,898)
Dividends / interest on capital received	333,686	1,103,265
Others	(449,329)	(222,063)
Decrease (increase) in assets:
Accounts receivable from customers	(1,846,493)	(488,201)
Inventories	(370,799)	(294,961)
Recoverable taxes	403,991	(182,165)
Others	422,033	20,001
Increase (decrease) in liabilities:
Suppliers and contractors	976,709	1,545,689
Payroll and related charges	(419,745)	(253,502)
Taxes and contributions	(231,415)	1,152,603
Others	357,003	361,134
Net cash provided by operating activities	11,693,885	16,137,087

Cash flow from investing activities:
Loans and advances receivable	853,090	6,361
Guarantees and deposits	(189,938)	(292,795)
Additions to investments	(3,308,023)	(1,609,387)
Additions to property, plant and equipment	(6,486,167)	(5,674,612)
Proceeds from disposal of investments held for sale	745,028	—
Net cash provided by (used in) investing activities	(8,386,010)	(7,570,433)

Cash flow from financing activities:
Short-term debt
Additions	967,991	1,054,403
Repayments	(2,308,857)	(4,170,319)
Long-term debt
Additions	3,575,398	2,340,874
Repayments:
Financial institutions	(226,595)	(740,095)
Dividends and interest on capital attributed to noncontrolling interest	(5,481,000)	(4,844,100)
Net cash provided by (used in) financing activities	(3,473,063)	(6,359,237)

Increase (decrease) in cash and cash equivalents	(165,188)	2,207,417
Cash and cash equivalents of cash, beginning of the period	574,787	4,823,377
Cash and cash equivalents, end of the period	409,599	7,030,794
Cash paid during the period for:
Short-term interest	(1,860)	(2,482)
Long-term interest	(1,524,350)	(1,228,350)
Income tax and social contribution	(311,766)	(3,103,414)
Inflows during the period:
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	(18,253)	(47,546)
Transfer of advance for future capital increase to investments	—	(761,156)

The accompanying notes are an integral part of these interim financial statements.

(A free translation from the original in Portuguese)

Consolidated Condensed Interim Statement of Added Value

In millions of Reais

(unaudited)

	Consolidated
	Three-month period ended			Six-month period ended
	June 30, 2012	March 31, 2012	June 30, 2011 (I)	June 30, 2012	June 30, 2011 (I)
Generation of added value
Gross revenue
Revenue from products and services	23,909,480	20,095,353	24,482,949	44,004,833	47,058,795
Gain (loss) on realization of assets available for sale	(768,236)	—	—	(768,236)	2,492,175
Other revenue	4,806	(138)	(1,502)	4,668	(1,502)
Revenue from the construction of own assets	4,590,133	5,049,100	5,611,016	9,639,233	9,504,802
Allowance for doubtful accounts	(22,137)	2,872	(9,636)	(19,265)	2,296
Less:
Acquisition of products	(745,475)	(760,660)	(873,828)	(1,506,135)	(1,630,727)
Outsourced services	(4,170,561)	(3,668,722)	(3,571,822)	(7,839,283)	(6,398,433)
Materials	(4,458,062)	(4,515,909)	(6,871,891)	(8,973,971)	(11,170,839)
Fuel oil and gas	(1,031,255)	(856,836)	(815,085)	(1,888,091)	(1,743,227)
Energy	(419,082)	(395,921)	(341,096)	(815,003)	(822,676)
Other costs and expenses	(2,898,656)	(2,311,399)	(2,486,177)	(5,210,055)	(4,708,837)
Gross added value	13,990,955	12,637,740	15,122,928	26,628,695	32,581,827

Depreciation, amortization and depletion	(2,039,983)	(1,797,762)	(1,490,092)	(3,837,745)	(3,013,289)
Net added value	11,950,972	10,839,978	13,632,836	22,790,950	29,568,538

Financial income	346,939	735,419	1,026,298	1,082,358	1,766,226
Equity results	309,600	437,020	651,434	746,620	1,117,220
Total added value to be distributed	12,607,511	12,012,417	15,310,568	24,619,928	32,451,984

Personnel	2,001,598	2,103,886	1,752,985	4,105,484	3,347,768
Taxes, rates and contribution	2,121,061	1,846,579	(566,589)	3,967,640	451,485
Current income tax	99,724	1,435,730	2,681,310	1,535,454	5,332,645
Deferred income tax	(2,286,460)	(505,137)	1,130,914	(2,791,597)	798,657
Remuneration of debt capital	2,032,760	1,092,369	926,654	3,125,129	1,957,153
Monetary and exchange changes, net	3,458,563	(578,339)	(795,299)	2,880,224	(818,455)
Net income attributable to the Company’s stockholders	5,313,666	6,720,400	10,275,359	12,034,066	21,566,342
Loss attributable to noncontrolling interest	(133,401)	(103,071)	(94,766)	(236,472)	(183,611)
Distribution of added value	12,607,511	12,012,417	15,310,568	24,619,928	32,451,984

(I) Period adjusted according to note 3.

The accompanying notes are an integral part of these interim financial statements.

(A free translation from the original in Portuguese)

Parent Company Condensed Interim Statement of Added Value

In millions of Reais

(unaudited)

	Parent Company
	Six-month period ended
	June 30, 2012	June 30, 2011
Generation of added value
Gross revenue
Revenue from products and services	28,276,229	30,805,524
Gain (loss) on realization of assets available for sale	(768,236)	2,492,175
Revenue from the construction of own assets	6,952,104	5,665,123
Allowance for doubtful accounts	(8,344)	8,520
Less:
Acquisition of products	(870,853)	(1,095,493)
Outsourced services	(5,135,205)	(3,831,753)
Materials	(5,376,751)	(5,590,277)
Fuel oil and gas	(1,105,678)	(946,931)
Energy	(540,039)	(390,833)
Other costs and expenses	(2,400,367)	(2,078,142)
Gross added value	19,022,860	25,037,913

Depreciation, amortization and depletion	(1,211,907)	(937,985)
Net added value	17,810,953	24,099,928

Received from third parties
Financial income	549,513	1,151,013
Equity results	5,307,372	5,013,479
Total added value to be distributed	23,667,838	30,264,420

Personnel	2,172,572	1,935,484
Taxes, rates and contribution	2,793,755	1,404,853
Current income tax	1,203,271	4,063,509
Deferred income tax	(18,606)	621,840
Remuneration of debt capital	2,590,636	1,538,156
Monetary and exchange changes, net	2,892,144	(865,764)
Net income attributable to the Company’s stockholders	12,034,066	21,566,342
Distribution of added value	23,667,838	30,264,420

The accompanying notes are an integral part of these interim financial statements.

(A free translation from the original in Portuguese)

Notes to Interim Financial Statements

Expressed in millions of Brazilian Reais, unless otherwise stated

1-                                    Operational Context

Vale S.A. (“Vale” or “Parent Company”) is a Public Limited Liability Company with its headquarters in the city of Rio de Janeiro, Graça Aranha Avenue, 26, Downtown, State of Rio de Janeiro, Brazil and has its securities traded on the stock exchanges in Sao Paulo (“BM&F and BOVESPA”), New York (“NYSE”), Paris (“NYSE Euronext”) and Hong Kong (“HKEx”).

The Company and its direct and indirect subsidiaries (“Group” or “Company”) is principally engaged in the research, production and marketing of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, iron alloys, cobalt, platinum group metals and precious metals. In addition, it operates in the segments of energy, logistics and steel.

The main consolidated operating subsidiaries are:

Entities	% ownership	% voting capital	Location	Principal activity
Subsidiaries

Compañia Minera Miski Mayo S.A.C	40.00	51.00	Peru	Fertilizers
Ferrovia Centro-Atlântica S. A.	99.99	99.99	Brazil	Logistics
Ferrovia Norte Sul S.A.	100.00	100.00	Brazil	Logistics
Mineração Corumbaense Reunida S.A.	100.00	100.00	Brazil	Iron ore and Manganese
PT Vale Indonesia Tbk	59.20	59.20	Indonesia	Nickel
Sociedad Contractual Minera Tres Valles	90.00	90.00	Chile	Copper
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Canada Limited	100.00	100.00	Canada	Nickel
Vale Coal Colombia Ltd. (see note 7)	100.00	100.00	Colombia	Coal
Vale Fertilizantes S.A	100.00	100.00	Brazil	Fertilizers
Vale International Holdings GMBH	100.00	100.00	Austria	Holding and Research
Vale International S.A	100.00	100.00	Switzerland	Trading
Vale Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Mina do Azul S.A.	100.00	100.00	Brazil	Manganese
Vale Moçambique S.A.	95.00	95.00	Mozambique	Coal
Vale Nouvelle-Calédonie SAS	74.00	74.00	New Caledonia	Nickel
Vale Oman Pelletizing Company LLC	100.00	100.00	Oman	Pellet
Vale Shipping Holding PTE Ltd.	100.00	100.00	Singapura	Logistics

2 -                                  Basis of presentation

The condensed interim financial statements (“interim financial statements”) have been prepared considering historical cost as the basis of value and adjusted to reflect the financial assets available for sale, and financial assets and liabilities (including derivative instruments) measured at fair value. The financial statements for the periods of three months ended June 30, 2012, March 31, 2012, June 30, 2011 and the period of six months ended June 30, 2012 and June 30, 2011 are unaudited. However, the interim financial statements follow the principles, methods and standards in relation to those adopted annual audited financial statements for the year ended December 31, 2011, except for the change in accounting policy disclosed in Note 3, and therefore should be read in conjunction therewith.

In preparing the interim financial statements the use of estimates is required to account for certain assets, liabilities and transactions. Consequently, the Company’s interim financial statements include various estimates regarding useful lives of fixed assets, provisions for losses on assets, contingencies, operating provisions and other similar evaluations. The actual results of operations for the quarterly periods are not necessarily an indication of expected results for the fiscal year to end on December 31, 2012.

(A free translation from the original in Portuguese)

The Company has evaluated subsequent events until July 23, 2012, which is the date of the interim financial statements approval by the Executive Directors.

a)                                      Consolidated interim financial statements

The consolidated interim financial statements of the company have been prepared and are presented according to the Accounting Pronouncements Committee - CPC 21 (R1) Interim Financial Statements, equivalent to International Accounting Standard - IAS 34.

b)                                      Parent company interim financial statements

The interim financial statements of the individual parent have been prepared under the Accounting Pronouncements Committee - CPC 21 (R1) Interim Statements are presented with the consolidated interim financial statements.

In the case of Vale, CPC 21 applied to individual interim financial statements differs from IAS 34, applied to the separate financial statements, only in the valuation of investments by the equity method in subsidiaries and affiliates, as according to IAS 34, cost or fair value would be used.

c)                                      Transactions and balances in foreign exchange

Operations with other currencies are translated into the functional currency of the parent company, Brazillian Reais (“BRL” or “R$”), using the actual exchange rate on the transaction dates (or, if unavailable, the first available exchange rate). The foreign exchange gains and losses resulting from the settlement of these transactions and from the translation by exchange rates at the end of the year, relating to monetary assets and liabilities in other currencies, are recognized in the statement of income as financial expense or income.

The quotations of major currencies that impact our operations were:

	Exchange rates used for conversions in reais
	June 30, 2012	December 31, 2011
US dollar - US$	1.9893	1.8683
US canadian dollar - CAD	1.9838	1.8313
US australian dollar - AUD	2.0694	1.9092
Euro - EUR or €	2.5033	2.4165

The foreign exchange of non-monetary financial assets such as investments in shares classified as available for sale, are included in equity under the heading “Valuation Adjustment”.

(A free translation from the original in Portuguese)

3 -                                  Changes in accounting policies

Considering the choice given by the pronouncement CPC 19(R1), issued on August 4, 2011, and anticipating the consequences that will accrue from the adoption of IFRS 11 in Brazil in 2013, the Company opted for the purpose of consolidated statements, because of its reflects in investment in jointly-controlled companies using the equity method as from the year 2012.

Adjustment statement in the periods of comparative effects on the balance sheet and income statement:

	December 31, 2011
Financial Position	Original balance with proportional consolidation	Effect of shared control firms	Balance without proportional consolidation

Assets
Current
Cash and Cash equivalents	7,457,928	(864,751)	6,593,177
Other	34,637,288	(1,079,602)	33,557,686
	42,095,216	(1,944,353)	40,150,863
Non-current
Investments	10,917,110	4,066,928	14,984,038
Property, plant and equipment, and Intangible Assets	177,857,715	(6,214,271)	171,643,444
Other	10,913,071	(602,864)	10,310,207
	199,687,896	(2,750,207)	196,937,689
Total Asset	241,783,112	(4,694,560)	237,088,552

Liabilities and Stockholders’ equity
Current
Accounts Payable	9,156,706	(305,486)	8,851,220
Loans and finances	3,871,650	(1,024,326)	2,847,324
Other	9,196,718	(208,502)	8,988,216
	22,225,074	(1,538,314)	20,686,760
Non-current
Loans and finances	42,752,774	(2,528,100)	40,224,674
Deferred income tax and social contribution	10,772,547	(158,774)	10,613,773
Other	19,342,350	(459,625)	18,882,725
	72,867,671	(3,146,499)	69,721,172
Stockholders’ equity
Capital stock	75,000,000	—	75,000,000
Noncontrolling interests	3,214,969	(9,747)	3,205,222
Other	68,475,398	—	68,475,398
	146,690,367	(9,747)	146,680,620
Total Liabilities and Stockholders’ equity	241,783,112	(4,694,560)	237,088,552

	Three-month period ended (unaudited)
	June 30, 2011
Statement of profit or loss	Original balance with proportional consolidation	Effect of shared control firms	Balance without proportional consolidation

Net revenue	25,063,251	(1,148,654)	23,914,597
Cost	(9,396,840)	339,785	(9,057,055)

Gross operating profit	15,666,411	(808,869)	14,857,542
Operational expenses	(2,501,423)	90,321	(2,411,102)
Financial expenses	924,911	(29,968)	894,943
Equity results	81,176	570,258	651,434
Earnings before taxes	14,171,075	(178,258)	13,992,817

Current and deferred Income tax and social contribution, net	(3,991,024)	178,800	(3,812,224)
Net income of the year	10,180,051	542	10,180,593

Loss attributable to noncontrolling interests	(95,308)	542	(94,766)
Net income attributable to shareholders	10,275,359	—	10,275,359

(A free translation from the original in Portuguese)

	Six-month period ended (unaudited)
	June 30, 2011
Statement of profit or loss	Original balance with proportional consolidation	Effect of shared control firms	Balance without proportional consolidation

Net revenue	48,048,534	(2,116,746)	45,931,788
Cost	(18,910,611)	618,934	(18,291,677)
Gross operating profit	29,137,923	(1,497,812)	27,640,111

Operational expenses	(2,054,671)	183,845	(1,870,826)
Financial expenses	657,028	(29,500)	627,528
Equity results	98,850	1,018,370	1,117,220
Earnings before taxes	27,839,130	(325,097)	27,514,033

Current and deferred Income tax and social contribution, net	(6,458,192)	326,890	(6,131,302)
Net income of the year	21,380,938	1,793	21,382,731

Loss attributable to noncontrolling interests	(185,404)	1,793	(183,611)
Net income attributable to shareholders	21,566,342	—	21,566,342

4 -                                  Critical Accounting Estimates and Judgments

The Critical Accounting Estimates and Judgments are the same as those adopted in the preparation of financial statements for the year ended December 31, 2011.

5 -                                  Accounting Pronouncements

The Company prepared its Interim consolidated financial statements based on CPC 21 (correlated to IAS 34) on the statements, interpretations and guidelines already issued by the CPC and approved by CVM. The statements and interpretations issued by the IASB but not issued by the CPC and approved by CVM will not be adopted in advance by the Company.

During the period, the CPC has not issued any new pronouncement, interpretation or guidance.

In June 2012 IASB issue amendments on IFRS 10, IFRS 11 and IFRS 12 (all still not issued by the CPC). As of standards, the effective date of the amendments is January 1, 2013. The Company is currently studying the future impact of this amendments and do not expect any significant change in the financial statements.

In May 2012 IASB issue the annual improvements with amendments on: IFRS 1 — First-time Adoption of International Financial Reporting Standards; IAS 1 — Presentation of Financial Statements; IAS 16 — Property, Plant and Equipment; IAS 32 — Financial Instruments and; IAS 34 Interim Financial Reporting. The effective date of the amendments is January 1, 2013. The Company is currently studying the future impact of this amendments and do not expect any significant change in the financial statements.

6 -                                  Risk Management

There was no significant change in the period related to risk management policy disclosed for the year ended December 31, 2011.

(A free translation from the original in Portuguese)

7 -                                  Acquisitions and Disposals

a)        Fertilizer’s Business

In 2010, through our wholly owned subsidiary Mineração Naque S.A. (“Naque”), Vale acquired 78.92% of the total capital (being 99.83% the of voting capital) of Vale Fertilizantes S.A. and 100% of the total capital of Vale Fosfatados. In 2011 and beginning of 2012, Vale concluded several transactions including a public offer to acquire the free floating of Vale Fertilizantes and its delisting which resulted in the current ownership of 100% of the total capital of this subsidiary.

The purchase consideration of the business combination effected in 2010, when control was obtained, amounted all together to R$10,696 millions. The purchase price allocation exercise was concluded in 2011 and generated a deferred tax liability on the fair value adjustments, determined based on the temporary differences between the accounting basis of those assets and liabilities at fair values and their tax basis represented by the historical carrying values at the acquired entity. According to current Brazilian tax regulations, goodwill generated in connection with a business combination as well as the fair values of assets and liabilities acquired are only tax deductible post a legal merger between the acquirer and the acquiree.

In June 2012, Vale have decided to legally merge Naque and Vale Fertilizantes. As a result, the carrying amounts of acquired assets and liabilities accounted for at Naque’s consolidated financial statements, represented by their amortized fair values from acquisition date, became their tax basis.

Therefore, upon concluding the merger, there are no longer differences between tax basis and carrying amounts of the net assets acquired, and consequently there is no longer deferred tax liability amount to be recognized. The outstanding balance of the initially recognized deferred tax liability (accounted for in connection with the purchase accounting) totaling R$ 2,533 millions was entirely recycled through P&L for the six-month period ended June 30, 2012, in connection with the legal merger of Vale Fertilizantes into Naque.

In addition, Naque was then renamed as Vale Fertilizantes.

b)        Sale of coal

In June 2012, Vale informed that it has concluded the sale of its thermal coal operations in Colombia to CPC S.A.S., an affiliate of Colombian Natural Resources S.A.S. (CNR), a privately held company, which includes future compromises around of R$ 245,302.

The thermal coal operations in Colombia constitute a fully-integrated mine-railway-port system consisting of a coal mine and a coal deposit; a coal port facility; and an equity participation in a railway connecting the coal mines to the port.

The loss on this transaction, of R$721,808 was recorded in the income statement in the line “Realized gain (loss) on non-current assets held for sales”.

c)        Acquisition of EBM shares

Continuing the process of optimization its corporate structure, during 2Q12 Vale acquired additional 10.46% of Empreendimentos Brasileiros de Mineração S. A. (EBM), whose main asset is the participation in Minerações Brasileiras Reunidas S. A., wich owns mines sites Itabirito, Vargem Grande and Paraopeba.

As a result of the acquisition, Vale increased its share on the capital of EBM to 96.7% and of MBR to 98.3%, and the amounts of R$ 449,988 are recognized as a result from operations with non-controlling interest in “Stockholders Equity”.

(A free translation from the original in Portuguese)

8 -           Cash and Cash Equivalents

	Consolidated		Parent Company
	June 30, 2012	December 31, 2011 (I)	June 30, 2012	December 31, 2011
	(unaudited)		(unaudited)
Cash and bank accounts	2,071,096	1,770,142	33,286	176,722
Short-term investments	6,046,573	4,823,035	376,313	398,065
	8,117,669	6,593,177	409,599	574,787

(I) Period adjusted according to note 3.

Cash and cash equivalents includes cash values, demand deposits, and financial investments with insignificant risk of changes in value, being part Brazillian Reais indexed at the rate of interbank certificates of deposit (“DI Rate”or”CDI”)  and part in US Dollars in time deposits with a maturity of less than three months.

9 -           Accounts Receivables

	Consolidated		Parent Company
	June 30, 2012	December 31, 2011 (I)	June 30, 2012	December 31, 2011
	(unaudited)		(unaudited)
Denominated in reais “brazilian Reais”	1,947,872	2,294,927	1,886,748	2,238,140
Denominated in other currencies, mainly US$	12,217,624	13,790,752	15,904,691	13,698,463
	14,165,496	16,085,679	17,791,439	15,936,603

Allowance for doubtful accounts	(191,344)	(196,872)	(136,097)	(127,754)
	13,974,152	15,888,807	17,655,342	15,808,849

(I) Period adjusted according to note 3.

Accounts receivables related to the steel industry market represent 70.6% and 67.9%, of receivables on June 30, 2012 and December 31, 2011, respectively.

No one customer represents over 10% of receivables or revenues.

The loss estimates for credit losses recorded in income as at June 30, 2012 and December 31, 2011 totaled R$ 721, R$ 2,941, respectively. Write offs as at June 30, 2012, and December 31, 2011, totaled R$ 6,249 and R$ 2,324, respectively.

10 -         Inventories

	Consolidated		Parent Company
	June 30, 2012	December 31, 2011 (I)	June 30, 2012	December 31, 2011
	(unaudited)		(unaudited)
Inventories of products
Finished	5,519,433	4,881,024	2,383,865	2,170,119
In process	2,432,626	2,568,704	—	—
	7,952,059	7,449,728	2,383,865	2,170,119

Inventories of spare parts and maintenance supplies	2,549,825	2,383,322	1,081,080	1,012,619
Total	10,501,884	9,833,050	3,464,945	3,182,738

(I) Period adjusted according to note 3.

On June 30, 2012, inventory balances include a provision for adjustment to market value of nickel and manganese in the amount of R$ 21,758 and R$ 16,298 (R$ 26,551 and R$ 16,298 in December 31, 2011), respectively.

(A free translation from the original in Portuguese)

	Consolidated
	(unaudited)
	Three-month period ended			Six-month period ended
	June 30, 2012	March 31, 2012	June 30, 2011 (I)	June 30, 2012	June 30, 2011 (I)
Changes in the inventory
Balance on begin of period	7,795,929	7,449,728	5,989,253	7,449,728	10,598,181
Addition	9,694,467	8,632,725	8,129,258	18,327,192	17,403,762
Transfer on maintenance supplies	2,132,618	1,800,252	1,451,957	3,932,870	3,012,179
Write-off by sale	(11,670,292)	(10,049,383)	(9,057,055)	(21,719,675)	(18,291,677)
Write-off by inventory adjustment	—	—	(222,897)	—	(434,717)
(write-off) by lower cost or market adjustment	(663)	(37,393)	(8,375)	(38,056)	(16,334)
Balance on ended of period	7,952,059	7,795,929	6,282,141	7,952,059	12,271,394

(I) Period adjusted according to note 3.

	Parent Company
	Six-month period ended (unaudited)
	June 30, 2012	June 30, 2011
Changes in the inventory
Balance on begin of period	2,170,119	1,534,837
Addition	9,895,766	11,304,948
Transfer on maintenance supplies	1,854,231	1,608,421
Write-off by sale	(11,514,493)	(9,708,746)
Write-off by inventory adjustment	—	(101,396)
Write-off by lower cost or market adjustment	(21,758)	(10,443)
Balance on ended of period	2,383,865	4,627,621

(I) Period adjusted according to note 3.

	Consolidated
	(unaudited)
	Three-month period ended			Six-month period ended
	June 30, 2012	March 31, 2012	June 30, 2011 (I)	June 30, 2012	June 30, 2011 (I)
Changes on Inventory of consumable materials
Balance on begin of period	2,359,666	2,383,322	1,863,022	2,383,322	2,563,391
Addition	2,322,777	1,776,596	1,558,694	4,099,373	2,418,547
Consumption	(2,132,618)	(1,800,252)	(1,451,957)	(3,932,870)	(3,012,179)
Balance on ended of period	2,549,825	2,359,666	1,969,759	2,549,825	1,969,759

	Parent Company
	Six-month period ended (unaudited)
	June 30, 2012	June 30, 2011
Changes on Inventory of consumable materials
Balance on begin of period	1,012,619	782,134
Addition	1,922,692	1,764,039
Consumption	(1,854,231)	(1,608,421)
Balance on ended of period	1,081,080	937,752

(A free translation from the original in Portuguese)

11 -         Assets and liabilities held for sale

In connection with our strategy of active portfolio asset management, on July10, 2012, we informed that it has signed a share purchase agreement to sell its manganese ferroalloys operations in Europe to subsidiaries of Glencore International Plc., a company listed on the London and Hong Kong Stock Exchanges, for R$ 318 in cash, subject to the fulfillment of certain precedent conditions. Vale recorded a loss of R$ 45 milions presented on its statement of income as “gain (loss) sale of assets”.

The manganese ferroalloys operations in Europe consist of: (a) 100% of Vale Manganèse France SAS, located in Dunkerque, France; and (b) 100% of Vale Manganese Norway AS, located in Mo I Rana, Norway.

June 30, 2012 (unaudited)
Assets held for sale
Accounts receivable	92,276
Recoverable taxes	11,248
Inventories	179,528
Property, plant and equipment	82,646
Other	5,641
Total	371,339

Liabilities related to assets held for sale
Suppliers	39,053
Deferred income tax	8,666
Others	16,964
Total	64,683

12 -         Recoverable Taxes

Recoverable taxes are stated at net value of any realized loss and are classified by the estimated time for realization:

	Consolidated		Parent Company
	June 30, 2012	December 31, 2011 (I)	June 30, 2012	December 31, 2011
	(unaudited)		(unaudited)
Income tax	2,590,496	1,427,018	637,798	168,365
Value-added tax	2,111,937	1,981,925	952,213	731,259
Brazilian Federal Contributions (PIS - COFINS)	696,729	1,768,006	437,117	1,535,953
Others	138,361	110,326	86,639	82,181
Total	5,537,523	5,287,275	2,113,767	2,517,758

Current	4,309,765	4,190,141	1,869,205	2,316,532
Non-current	1,227,758	1,097,134	244,562	201,226
Total	5,537,523	5,287,275	2,113,767	2,517,758

(I) Period adjusted according to note 3.

(A free translation from the original in Portuguese)

13 -         Investments

	Consolidated
	(unaudited)
	Three-month period ended			Six-month period ended
	June 30, 2012	March 31, 2012	June 30, 2011 (I)	June 30, 2012	June 30, 2011 (I)
Changes in Investments
Balance on begin of period	15,816,422	14,984,038	13,376,520	14,984,038	7,315,383
Additions	78,802	378,374	40,732	457,176	6,320,380
Disposals	(61,896)	—	(8,121)	(61,896)	(8,121)
Cumulative translation adjustment	482,360	80,422	(222,574)	562,782	(390,084)
Equity	309,600	437,020	651,434	746,620	1,117,220
Valuation Adjustment	27,506	26,638	(560)	54,144	(2,731)
Dividends proposed	(615,532)	(90,070)	(630,725)	(705,602)	(1,145,341)
Balance on ended of period	16,037,262	15,816,422	13,206,706	16,037,262	13,206,706

(I) Period adjusted according to note 3.

	Parent Company
	Six-month period ended (unaudited)
	June 30, 2012	June 30, 2011
Changes in Investments
Balance on begin of period	113,149,994	92,111,361
Additions	3,318,237	2,069,883
Disposals	(1,221,535)	—
Cumulative translation adjustment	4,952,142	(3,365,969)
Equity	5,260,944	7,505,654
Valuation Adjustment	(695,695)	154,371
Dividends proposed	(925,277)	(1,233,450)
Balance on ended of period	123,838,810	97,241,850

(A free translation from the original in Portuguese)

	Investments		Equity results					Received dividends
	Period ended		Three-month period ended (unaudited)			Six-month period ended		Three-month period ended (unaudited)			Six-month period ended
	June 30, 2012	December 31, 2011	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
	(unaudited)
Subsidiaries and affiliated companies
Direct and indirect subsidiaries
Aços Laminados do Pará S.A.	293,886	266,253	(562)	(2,735)	(19,260)	(3,297)	(25,972)	—	—	—	—	—
Balderton Trading Corp	342,453	341,426	(4,781)	(15,559)	(307)	(20,340)	(6,084)	—	—	—	—	—
Biopalma da Amazonia S.A.	381,276	442,108	(54,273)	(6,559)	—	(60,832)	—	—	—	—	—	—
Companhia Portuária da Baía de Sepetiba - CPBS	325,256	349,538	62,156	39,864	44,632	102,020	74,360	—	—	—	—	—
Compañia Minera Miski Mayo S.A.C (a)	531,507	403,345	34,474	18,720	(7,366)	53,194	(20,947)	—	—	—	—	—
Ferrovia Centro-Atlantica S.A. ( a )	2,486,260	2,359,188	(43,602)	(107,326)	(33,288)	(150,928)	(94,608)	—	—	—	—	—
Ferrovia Norte Sul S.A.	1,731,459	1,739,854	5,223	(12,897)	12,490	(7,674)	3,440	—	—	—	—	2,922
Mineração Corumbaense Reunida S.A.	1,121,149	1,112,621	104,811	(2,688)	16,571	102,123	26,358	—	—	—	—	—
Minerações Brasileiras Reunidas S.A. - MBR ( b )	4,285,021	3,791,794	31,936	35,679	(117,276)	67,615	(187,578)	—	—	—	—	—
Potasio Rio Colorado S.A.	4,315,037	2,775,759	(18,590)	(17,561)	5,509	(36,151)	(640)	—	—	—	—	—
Rio Doce Australia Pty Ltd.	655,515	751,781	(108,557)	(104,557)	(108,398)	(213,114)	(158,057)	—	—	—	—	—
Salobo Metais S.A. ( a )	5,584,041	4,625,199	(27,600)	4,842	48,826	(22,758)	43,987	—	—	—	—	—
Sociedad Contractual Minera Tres Valles ( a )	410,917	432,494	(32,552)	(20,876)	(9,120)	(53,428)	(9,891)	—	—	—	—	—
Vale International Holdings GMBH ( b )	8,088,767	7,849,495	(137,616)	(62,515)	(57,375)	(200,131)	1,316,135	—	—	—	—	—
Vale Canada Limited ( b )	10,025,592	9,746,214	(665,815)	(371,426)	12,967	(1,037,241)	511,997	—	—	—	—	—
Vale Colombia Holding Ltd. (f)	—	1,183,387	(57,789)	(6,388)	21,685	(64,177)	(5,018)	—	—	—	—	—
Vale Fertilizantes S.A. (e)	—	10,735,382	(53,320)	1,462	66,407	(51,858)	125,288	—	—	—	—	—
Vale Fertilizantes S.A. ( old Mineração Naque S.A.) (b)	14,343,454	1,921,229	2,531,162	27,832	(63,800)	2,558,994	(27,512)	—	—	—	—	—
Vale International S.A. ( b )	44,904,397	40,602,111	926,685	2,626,310	1,775,410	3,552,995	4,975,161	—	—	—	—	—
Vale Manganês S.A.	722,764	716,729	33,431	(27,396)	(5,009)	6,035	34,415	—	—	—	—	183,792
Vale Mina do Azul S.A.	156,890	154,348	7,479	(4,937)	—	2,542	—	—	—	—	—	—
Vale Moçambique S.A.	1,014,126	770,948	(86,582)	(60,670)	(161,213)	(147,252)	(224,159)	—	—	—	—	—
Vale Shipping Holding Pte. Ltd.	4,595,247	3,944,448	33,090	73,140	34,869	106,230	33,817	—	—	—	—	—
VBG Vale BSGR Limited (a)	860,768	756,825	(47,313)	(39,949)	(32,460)	(87,262)	(43,864)	—	—	—	—	—
Others	625,766	393,480	63,774	55,246	48,507	119,020	47,806	—	682	—	682	41,117
	107,801,548	98,165,956	2,495,269	2,019,055	1,473,001	4,514,324	6,388,434	—	682	—	682	227,831
Joint controlled entities

California Steel Industries, INC	349,944	301,088	17,130	10,401	10,968	27,531	20,302	—	—	—	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	196,883	208,497	15,721	12,665	12,319	28,386	28,593	20,000	—	27,000	20,000	27,000
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	251,093	214,194	56,627	3,487	7,633	60,114	12,336	23,215	—	31,795	23,215	31,795
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	120,380	150,329	2,477	10,239	23,898	12,716	40,107	36,048	—	—	36,048	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	337,654	372,304	6,274	10,076	23,922	16,350	37,463	51,000	—	36,428	51,000	36,428
CSP- Companhia Siderugica do PECEM	898,578	498,643	(1,066)	(1,833)	—	(2,899)	—	—	—	—	—	—
Henan Longyu Energy Resources CO., LTD.	626,087	528,929	30,509	31,947	29,066	62,456	68,361	—	107,359	—	107,359	—
LOG-IN - Logística Intermodal S/A ( c )	185,306	212,085	(9,165)	(17,614)	(3,328)	(26,779)	(3,328)	—	—	—	—	—
Mineração Rio Grande do Norte S.A. - MRN	248,266	248,463	7,646	12,406	1,208	20,052	4,542	—	—	—	—	—
MRS Logística S.A.	1,118,780	1,027,968	36,442	70,350	55,790	106,792	116,282	—	—	10,892	—	10,892
Norsk Hydro ASA ( d )	6,309,823	6,029,045	—	50,087	79,446	50,087	79,446	95,382	—	84,079	95,382	84,079
Norte Energia S.A.	134,399	136,509	(2,110)	—	—	(2,110)	—	—	—	—	—	—
Samarco Mineração S.A.	1,020,977	744,742	276,008	372,910	443,959	648,918	790,678	—	—	356,220	—	768,308
Teal Minerals (Barbados) Incorporated	471,794	437,134	(3,303)	(2,542)	(4,247)	(5,845)	(11,804)	—	—	—	—	—
Tecnored Desenvolvimento Tecnologico S.A.	101,902	85,963	(12,717)	(2,851)	(302)	(15,568)	(1,692)	—	—	—	—	—
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	3,005,482	3,003,275	(91,433)	(64,400)	(11,059)	(155,833)	(25,237)	—	—	—	—	—
Vale Florestar Fundo de Investimento	226,790	227,015	(1,992)	1,767	(364)	(225)	(2,456)	—	—	—	—	—
Vale Soluções em Energia S.A. (a)	218,677	272,075	(17,015)	(56,982)	(8,398)	(73,997)	(22,845)	—	—	—	—	—
Zhuhai YPM Pellet Co	45,387	42,623	321	324	2,043	645	878	—	—	—	—	—
Others	169,060	243,157	(754)	(3,417)	(11,120)	(4,171)	(14,406)	—	—	1,011	—	1,011
	16,037,262	14,984,038	309,600	437,020	651,434	746,620	1,117,220	225,645	107,359	547,425	333,004	959,513
	123,838,810	113,149,994	2,804,869	2,456,075	2,124,435	5,260,944	7,505,654	225,645	108,041	547,425	333,686	1,187,344

(A free translation from the original in Portuguese)

(a) Investment balance includes the values of advances for future capital increase;

(b) Excluded from equity, investment companies already detailed in note;

(c) Market value on June 30, 2012 was R$ 206,909 and on December 31, 2011 was R$ 197,138; and

(d) Market value on June 30, 2012 was R$ 4,008,947 and on December 31, 2011 was R$ 3,806,880.

(e) Incorporated in Vale Fertilizantes S.A. (old Mineração Naque S.A.)

(f) Company sold in June 2012

Dividends received by the Parent company in June 2011 was R$ 1,103,265.

14 -         Intangible

	Consolidated
	June 30, 2012 (unaudited)			December 31, 2011 (I)
	Cost	Amortization	Net Intangible	Cost	Amortization	Net Intangible
Indefinite useful lifetime
Goodwill	9,220,793	—	9,220,793	8,989,901	—	8,989,901
	9,220,793	—	9,220,793	8,989,901	—	8,989,901

Finite useful lifetime
Concession and subconcession	10,489,312	(3,060,320)	7,428,992	9,996,789	(2,813,133)	7,183,656
Right to use	627,258	(19,287)	607,971	1,132,774	(79,901)	1,052,873
Others	2,056,548	(1,232,734)	823,814	1,682,473	(1,120,322)	562,151
	13,173,118	(4,312,341)	8,860,777	12,812,036	(4,013,356)	8,798,680

Total	22,393,911	(4,312,341)	18,081,570	21,801,937	(4,013,356)	17,788,581

(I) Period adjusted according to note 3.

	Parent Company
	June 30, 2012 (unaudited)			December 31, 2011
	Cost	Amortization	Net Intangible	Cost	Amortization	Net Intangible
Indefinite useful lifetime
Others	9,220,793	—	9,220,793	8,989,901	—	8,989,901
	9,220,793	—	9,220,793	8,989,901	—	8,989,901

Finite useful lifetime
Concession and subconcession	6,168,497	(2,270,276)	3,898,221	5,920,202	(2,105,340)	3,814,862
Right to use	143,514	(697)	142,817	678,676	(71,860)	606,816
Others	2,056,548	(1,232,734)	823,814	1,682,473	(1,120,322)	562,151
	8,368,559	(3,503,707)	4,864,852	8,281,351	(3,297,522)	4,983,829

Total	17,589,352	(3,503,707)	14,085,645	17,271,252	(3,297,522)	13,973,730

The table below shows the movement of intangible assets during the period:

	Consolidated (unaudited)
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance at March 31, 2012	8,962,331	7,299,742	1,042,252	655,345	17,959,670
Addition through acquisition	—	268,845	—	228,346	497,191
Write off	—	—	(455,317)	—	(455,317)
Amortization	—	(139,595)	(7,687)	(59,877)	(207,159)
Translation adjustment	258,462	—	28,723	—	287,185
Balance at June 30, 2012	9,220,793	7,428,992	607,971	823,814	18,081,570

	Consolidated (unaudited)
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance at January 1, 2012 (I)	8,989,901	7,183,656	1,052,873	562,151	17,788,581
Addition through acquisition	—	235,489	—	145,624	381,113
Write off	—	(595)	—	—	(595)
Amortization	—	(118,808)	(10,694)	(52,430)	(181,932)
Translation adjustment	(27,570)	—	73	—	(27,497)
Balance at March 31, 2012	8,962,331	7,299,742	1,042,252	655,345	17,959,670

(A free translation from the original in Portuguese)

	Consolidated (unaudited)
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance at March 31, 2011 (I)	8,656,809	6,980,802	1,046,892	659,515	17,344,018
Addition through acquisition	—	9,957	—	173,577	183,534
Write off	—	(18,073)	—	(1,474)	(19,547)
Amortization	—	(165,361)	(5,989)	(61,330)	(232,680)
Translation adjustment	(177,474)	—	(19,748)	—	(197,222)
Others	—	295,185	—	(295,185)	—
Balance at June 30, 2011 (I)	8,479,335	7,102,510	1,021,155	475,103	17,078,103

	Consolidated (unaudited)
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance at January 1, 2012	8,989,901	7,183,656	1,052,873	562,151	17,788,581
Addition through acquisition	—	504,334	—	373,970	878,304
Write off	—	(595)	(455,317)	—	(455,912)
Amortization	—	(258,403)	(18,381)	(112,307)	(389,091)
Translation adjustment	230,892	—	28,796	—	259,688
Balance at June 30, 2012	9,220,793	7,428,992	607,971	823,814	18,081,570

	Consolidated (unaudited)
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance at January 1, 2011 (I)	8,654,307	6,514,317	1,054,289	685,690	16,908,603
Addition through acquisition	—	588,721	—	187,136	775,857
Write off	—	(18,607)	—	(1,739)	(20,346)
Amortization	—	(277,106)	(11,978)	(100,799)	(389,883)
Translation adjustment	(174,972)	—	(21,156)	—	(196,128)
Others	—	295,185	—	(295,185)	—
Balance at June 30, 2011 (I)	8,479,335	7,102,510	1,021,155	475,103	17,078,103

(I) Period adjusted according to note 3.

	Parent company (unaudited)
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance at January 1, 2012	8,989,901	3,814,862	606,816	562,151	13,973,730
Addition through acquisition	—	250,463	—	373,970	—
Write off	—	(595)	(455,317)	—	—
Amortization	—	(166,509)	(8,682)	(112,307)	—
Translation adjustment	230,892	—	—	—	—
Balance at June 30, 2012	9,220,793	3,898,221	142,817	823,814	13,973,730

	Parent company (unaudited)
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance at January 1, 2011	8,654,307	3,823,518	630,770	454,513	13,563,108
Addition through acquisition internal development	—	205,175	—	187,136	392,311
Write off	—	(2,261)	—	(1,739)	(4,000)
Amortization Rates	—	(161,173)	(11,978)	(100,799)	(273,950)
Translation adjustment	(174,972)	—	—	—	(174,972)
Balance at June 30, 2011	8,479,335	3,865,259	618,792	539,111	13,502,497

(A free translation from the original in Portuguese)

15 -         Property, plant and equipment

	Consolidated (unaudited)
	Land	Building	Facilities	Computer equipment	Mineral assets	Others	Constructions im progress	Total

Balance in march 31, 2012	1,357,051	11,862,826	20,680,885	651,240	34,409,040	36,563,525	51,564,353	157,088,920
Acquisitions	—	—	—	—	—	—	4,284,881	4,284,881
Disposals	—	—	—	—	(73,930)	(323,087)	(272,761)	(669,778)
Transfer to non-current assets held for sale	—	(15,948)	(65,549)	—	—	(765)	(383)	(82,645)
Depreciation and amortization	—	(82,433)	(228,424)	(13,088)	(12,624)	(845,940)	—	(1,182,509)
Translation adjustment	—	439,604	431,916	(11,716)	1,365,404	915,862	4,637,246	7,778,316
Transfers	13,291	1,008,460	782,703	22,009	172,908	4,824,306	(6,823,677)	—
Balance in June 30, 2012	1,370,342	13,212,509	21,601,531	648,445	35,860,798	41,133,901	53,389,659	167,217,185

	Consolidated (unaudited)
	Land	Building	Facilities	Computer equipment	Mineral assets	Others	Constructions im progress	Total

Balance in January 1, 2012 (I)	1,331,402	11,425,015	20,813,602	684,358	34,635,517	36,040,077	48,924,892	153,854,863
Aquisition	—	—	—	—	—	—	4,868,428	4,868,428
Disposals	—	(7,899)	(496)	(662)	(2)	(20,552)	(53,031)	(82,642)
Depreciation and amortization	—	(230,878)	(410,186)	(51,320)	(342,280)	(799,795)	—	(1,834,459)
Translation adjustment	—	(127,323)	13,357	(2,929)	(555,194)	(175,878)	1,130,697	282,730
Transfers	25,649	803,911	264,608	21,793	670,999	1,519,673	(3,306,633)	—
Balance in March 31, 2012	1,357,051	11,862,826	20,680,885	651,240	34,409,040	36,563,525	51,564,353	157,088,920

	Consolidated (unaudited)
	Land	Building	Facilities	Computer equipment	Mineral assets	Others	Constructions im progress	Total

Balance in march 31, 2011 (I)	593,245	8,118,104	25,097,052	439,036	40,660,511	31,523,871	19,909,176	126,340,995
Aquisition	—	—	—	—	—	—	3,927,450	3,927,450
Disposals	—	(638)	(120)	(198)	(25,209)	(29,638)	(106,322)	(162,125)
Depreciation and amortization	—	(42,183)	(210,563)	(30,070)	(88,666)	(670,959)	—	(1,042,441)
Translation adjustment	—	(479,435)	1,317,021	5,466	(428,221)	(40,814)	(677,482)	(303,465)
Transfers	(8,431)	2,298,231	1,140,339	5,672	(2,497,378)	246,661	(1,185,094)	—
Balance in June 30, 2011 (I)	584,814	9,894,079	27,343,729	419,906	37,621,037	31,029,121	21,867,728	128,760,414

(A free translation from the original in Portuguese)

	Consolidated (unaudited)
	Land	Building	Facilities	Computer equipment	Mineral assets	Others	Constructions im progress	Total

Balance in January 1, 2012 (I)	1,331,402	11,425,015	20,813,602	684,358	34,635,517	36,040,077	48,924,892	153,854,863
Acquisitions	—	—	—	—	—	—	9,153,309	9,153,309
Disposals	—	(7,899)	(496)	(662)	(73,932)	(343,639)	(325,792)	(752,420)
Transfer to non-current assets held for sale	—	(15,948)	(65,549)	—	—	(765)	(383)	(82,645)
Depreciation and amortization	—	(313,311)	(638,610)	(64,408)	(354,904)	(1,645,735)	—	(3,016,968)
Translation adjustment	—	312,281	445,273	(14,645)	810,210	739,984	5,767,943	8,061,046
Transfers	38,940	1,812,371	1,047,311	43,802	843,907	6,343,979	(10,130,310)	—
Balance in June 30, 2012	1,370,342	13,212,509	21,601,531	648,445	35,860,798	41,133,901	53,389,659	167,217,185

	Consolidated (unaudited)
	Land	Building	Facilities	Computer equipment	Mineral assets	Others	Constructions im progress	Total

Balance in January 1, 2011 (I)	593,245	8,118,104	25,097,052	439,036	40,660,511	31,523,871	19,909,176	126,340,995
Aquisition	—	—	—	—	—	—	9,362,437	9,362,437
Disposals	(61)	(15,250)	(791)	(676)	(31,418)	(32,883)	(107,000)	(188,079)
Depreciation and amortization	—	(88,581)	(437,494)	(58,109)	(109,907)	(2,028,625)	—	(2,722,716)
Translation adjustment	—	(1,194,299)	(3,316,292)	98,015	(652,839)	3,858,916	(387,748)	(1,594,247)
Transfers	192,595	3,885,612	(1,885,869)	268,605	(8,347,649)	(6,782,364)	12,669,070	—
Balance in June 30, 2011 (I)	785,779	10,705,586	19,456,606	746,871	31,518,698	26,538,915	41,445,935	131,198,390

(I) Period adjusted according to note 3.

	Parent company (unaudited)
	Land	Building	Facilities	Computer equipment	Mineral assets	Others	Constructions im progress	Total

Balance in January 1, 2012	761,612	5,020,099	12,087,932	219,086	3,221,211	10,059,517	24,133,736	55,503,193
Aquisition	—	—	—	—	—	—	6,347,088	6,347,088
Disposals	—	(1,095)	(131)	(34)	—	(60,427)	(17,230)	(78,917)
Depreciation and amortization	—	(87,557)	(288,677)	(48,639)	(66,974)	(631,470)	—	(1,123,317)
Transfers	38,940	890,905	449,159	21,121	80,575	2,124,462	(3,605,162)	—
Balance in June 30, 2012	800,552	5,822,352	12,248,283	191,534	3,234,812	11,492,082	26,858,432	60,648,047

	Parent company (unaudited)
	Land	Building	Facilities	Computer equipment	Mineral assets	Others	Constructions im progress	Total

Balance in January 1, 2011	361,738	2,543,212	8,579,417	176,909	2,764,737	12,074,223	17,961,535	44,461,771
Aquisition	—	—	—	—	—	—	13,989,641	13,989,641
Disposals	(61)	(3,216)	(15,163)	(84)	(24,751)	(43,899)	(351,414)	(438,588)
Depreciation and amortization	—	(114,030)	(509,019)	(102,563)	(93,535)	(1,690,484)	—	(2,509,631)
Others	399,935	2,594,133	4,032,697	144,824	574,760	(280,323)	(7,466,026)	—
Balance in June 30, 2011	761,612	5,020,099	12,087,932	219,086	3,221,211	10,059,517	24,133,736	55,503,193

(A free translation from the original in Portuguese)

The depreciation of the period, allocated to the production cost and to the expenses, in the period of Three-month period ended was R$ 2.039.983 in June 30, 2012 was R$ 1.797.762 in March 31, 2012 and was R$ 1.523.197 in June 30, 2011 and in Six-month period ended was R$ 3.837.745 in June 30, 2012 was R$ 3.013.289 and June 30, 2011 in the consolidated in the Three-month period ended was R$ 649.804 in June 30, 2012, R$ 562.103 in March 31, 2012 and R$ 469.283 in June 30, 2011 and in Six-month period ended R$ 1.211.907 in June 30, 2012 and R$ 937.985 in June 30, 2011 in the Parent Company.

The net property, plant and equipments given in guarantees for judicial claims in June 30, 2012 and December 31, 2012 correspond to R$ 188,911 and R$ 190,545 in consolidated financial statements, and R$ 130,163 and R$ 133,975  in the Parent Company, respectively.

16 -         Impairment of Assets

There was no adjustment to reduce the recoverable value of assets in the period.

17 -         Loans and Financing

a)             Short term debts

	Consolidated		Parent Company
	June 30, 2012	December 31, 2011 (I)	June 30, 2012	December 31, 2011 (I)
	(unaudited)		(unaudited)
Working capital	999,928	40,044	999,928	—
	999,928	40,044	999,928	—

(I) Period adjusted according to note 3.

Financings raised in the short term for export, denominated in U.S. dollars with an average interest rate on June 30, 2012 and December 31, 2011 of 2,03 % per years and 1.81% per years, respectively.

b)             Long term

	Consolidated
	Current Liabilities		Noncurrent liabilities
	June 30, 2012	December 31, 2011 (I)	June 30, 2012	December 31, 2011 (I)
	(unaudited)		(unaudited)
Long-term contracts abroad
Loans and financing in:
United States dollars	1,567,530	944,101	7,138,229	5,014,341
Others currencies	115,918	16,805	502,653	96,395
Notes indexed in United Stated dollars (fixed rates)	—	761,243	22,632,411	18,823,257
Euro	—	—	1,877,475	1,812,374
Accrued charges	505,091	413,021	—	—
	2,188,539	2,135,170	32,150,768	25,746,367
Long-term contracts in Brazil
Indexed to TJLP, TR, IGP-M e CDI	635,300	460,966	9,735,343	9,798,933
Basket of currencies	3,219	2,629	—	—
Loans in United States dollars	—	—	4,723,654	4,679,374
Accrued charges	171,447	208,515	—	—
	809,966	672,110	14,458,997	14,478,307
	2,998,505	2,807,280	46,609,765	40,224,674

(I) Period adjusted according to note 3.

(A free translation from the original in Portuguese)

	Parent Company
	Current liabilities		Noncurrent liabilities
	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011
	(unaudited)		(unaudited)
Long-term contracts abroad
Loans and financing in:
United States dollars	242,029	165,056	4,055,396	3,324,996
Euro	—	—	1,877,475	1,812,375
Accrued charges	63,833	81,188	—	—
	305,862	246,244	5,932,871	5,137,371
Long-term contracts in Brazil
Indexed to TJLP, TR, IGP-M e CDI	606,475	447,162	9,417,911	9,458,422
Non-convertible debentures into shares	—	—	4,000,000	4,000,000
Accrued charges	156,387	198,248	—	—
	762,862	645,410	13,417,911	13,458,422
	1,068,724	891,654	19,350,782	18,595,793

The long-term portion as at June 30, 2012 has maturity in the following years (unaudited):

	Consolidated (I)	Parent Company
2013	5,060,787	4,408,924
2014	2,461,736	2,092,516
2015	1,976,910	1,113,491
2016	3,282,059	1,118,199
2017 onwards	33,828,273	10,617,652
	46,609,765	19,350,782

(I) Period adjusted according to note 3.

The long-term portion as at March 31, 2012 has maturity in the following years (unaudited):

	Consolidated (I)	Parent Company
Up to 3%	9,904,071	6,786,724
3,1% to 5% (*)	9,053,962	2,472,756
5,1% to 7%	17,472,756	1,791,431
7,1% to 9% (**)	9,929,237	7,289,843
9,1% to 11% (**)	2,198,607	2,078,752
Over 11% (**)	1,049,637	—
	49,608,270	20,419,506

(I) Period adjusted according to note 3.

(*) Includes the operation of Eurobonds where we have entered into a derivative financial instrument at a cost of 4.71% per year in american dollars.

(**) Includes non-convertible debentures and other Brazilian Real denominated debt with the same interest of the Brazilian Certificate of Deposit (“CDI”) and Brazilian Government long-term Interest Rates (“TJLP”) plus a spread. Due to these operations, derivative financial instruments were contracted to protect the Company’s exposure to variations in the floating debt in Reais. The total contracted amount for these transactions is R$ 11,695 million (US$ 5,879 million), of which R$ 9,346 million (US$ 4,698 million) has an original interest rate above 7.1% per year. The average cost after taking into account the derivative transaction is 2.86% per year in US dollars.

The total average cost of all derivative transactions is of 3.12% per year in US Dollars.

On July 10, 2012 (subsequent event) Vale received the amount related to the issue of R$ 1,828 million (€750 millions) notes due 2023. These notes will bear a coupon of 3.75% per year, payable annually, at a price of 99.608% of the principal amount.

In April 2012, through our wholly-owned subsidiary Vale Overseas Limited, we raised the amount of US$ 1.250 billion notes due 2022 that were priced in March at a price of 101.345% of the principal amount. The notes will bear a coupon of 4.375% per year, payable semi-annually and will be consolidated with, and form a single series with, Vale Overseas’s US$ 1 billion and 4.375% notes due 2022 issued on January 2012. Those notes issued in January, 2012 were sold at a price of 98.804% of the principal amount.

(A free translation from the original in Portuguese)

c) Credit lines

In August 2011, we entered into an agreement with a syndicate of financial institutions to finance the acquisition of five large ore carriers and two capesize bulkers at two Korean shipyards.  The agreement provides a credit line of up to R$ 1,054 million (US$ 530 million).  As of June 30, 2012, Vale had drawn R$ 527 million (US$ 265 million) under the facility.

In October 2010, we signed an agreement with Export Development Canada (“EDC”) to finance its investment program. Under the agreement, EDC will provide a credit line of up to R$ 1,989 million (US$ 1 billion). As of June 30, 2012, Vale had drawn R$ 1,343 million (US$ 675 million).

In September 2010, Vale entered into agreements with The Export-Import Bank of China and the Bank of China Limited for the financing to build 12 very large ore carriers comprising a facility for an amount of up to R$ 2,445 million (US$ 1,229 million). The financing has a 13-year total term to be repaid, and the funds will be disbursed during 3 years according to the construction schedule. As of June 30, 2012, we had drawn R$ 1,416 million (US$ 712 million) under this facility.

In June 2010, Vale established certain facilities with Banco Nacional de Desenvolvimento Econômico Social (“BNDES”) for a total amount of R$ 774 million, to finance the acquisition of domestic equipments. On March 31, 2011, Vale increased this facility through a new agreement with BNDES for R$ 103 million. As of June 30, 2012, we had drawn R$ 641 million under these facilities.

In May 2008, the Company has signed agreements with Japanese long term financing credit agencies in the amount of R$ 9,947 million (US$ 5 billion), being R$ 5,968 million (US$ 3 billion) with Japan Bank for International Cooperation (“JBIC”) and R$ 3,979 million (US$ 2 billion) with Nippon Export and Investment Insurance (“NEXI”), to finance mining projects, logistics and energy generation. Until June 30, 2012, Vale through its subsidiary PT Vale Indonesia Tbk (“PTI”) withdrew R$ 597 million (US$ 300 million), under the credit facility from NEXI to finance the construction of the hydroelectric plant of Karebbe, Indonesia.

In April 2008, Vale has signed a credit line in the amount of R$ 7.3 billion with BNDES to finance its investment program. June 30, 2012, Vale withdrew R$ 2,849 million in this line.

d) Revolving credit lines

Vale has available revolving credit lines that can be disbursed and paid at any time, during its availability period. On June 30, 2012, the total amount available under the revolving credit lines was R$ 5,968 million (US$ 3 billion), that can be drawn by Vale S.A., Vale Canada Limited and Vale International.

e) Guarantee

On June 30, 2012, R$ 2,164 million (US$ 1,088 million) of the total aggregate outstanding debt was secured by fixed assets.

f) Covenants

Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We have not identified any events of noncompliance as of June 30, 2012.

(A free translation from the original in Portuguese)

18 -         Provisions

We are involved parties in labor, civil, tax and other ongoing lawsuits and are discussing these issues at an administrative level and in court, and, when applicable, there are supported by judicial deposits. Provisions for losses resulting from these processes are estimated and updated by the Company, supported by the legal opinion of the legal board of the Company and by its external legal consultants.

	Consolidated
	Tax contingencies	Civil contingencies	Labor contingencies	Environmental contingencies	Total accrued liabilities
Non-current liabilites
Balance as January 1, 2011 (I)	1,248,528	847,465	1,234,434	78,172	3,408,599
Additions	68,676	121,310	711,204	11,143	912,333
Reversals	(84,594)	(348,342)	(156,240)	(15,961)	(605,137)
Payments	(56,838)	(153,986)	(376,576)	(26,328)	(613,728)
Monetay update	48,185	(10,903)	(8,171)	13,562	42,673
Balance as December 31, 2011 (I)	1,223,957	455,544	1,404,651	60,588	3,144,740
Additions	41,675	100,457	295,165	7,552	444,849
Reversals	(11,861)	(82,451)	(123,379)	(4,298)	(221,989)
Payments	(8,618)	(23,080)	(22,243)	—	(53,941)
Monetay update	58,414	69,762	21,740	3,822	153,738
Transfer to assets available for sale	—	—	(513)	(2,210)	(2,723)
Balance as June 30, 2012 (unaudited)	1,303,567	520,232	1,575,421	65,454	3,464,674

(I) Period adjusted according to note 3.

	Parent Company
	Tax contingencies	Civil contingencies	Labor contingencies	Environmental contingencies	Total accrued liabilities
Non-current liabilites
Balance as January 1, 2011	324,518	680,338	1,072,097	30,820	2,107,773
Additions	37,169	57,350	660,415	11,094	766,028
Reversals	(1,608)	(348,524)	(145,072)	(57)	(495,261)
Payments	(6,828)	(143,823)	(347,238)	(15,287)	(513,176)
Monetay update	89,102	(22,355)	(22,898)	18,473	62,322
Balance as December 31, 2011	442,353	222,986	1,217,304	45,043	1,927,686
Additions	21,524	65,292	263,531	6,400	356,747
Reversals	(16,217)	(83,257)	(120,062)	(5,603)	(225,139)
Payments	(4,094)	(21,418)	(14,880)	—	(40,392)
Monetay update	20,918	50,331	5,940	2,996	80,185
Balance as June 30, 2012 (unaudited)	464,484	233,934	1,351,833	48,836	2,099,087

Provisions for Tax Contingencies - The nature of tax contingencies refer to discussions on the basis of calculation of the Financial Compensation for Exploiting Mineral Resources (“CFEM”) and denials of compensation claims of credits in the settlement of federal taxes in Brazil, and mining taxes in our foreign subsidiaries. The other causes refer to the charges of Additional Port Workers Compensation (“AITP”) and questions about the location for the purpose of incidence of Service Tax (“ISS”).

Provision for Civil Contingencies - These are related to the demands that involve contracts between Vale and other group companies with their service providers, requiring differences in values due to alleged losses that have occurred due to various economic plans, other demands are related to accidents, actions damages and others related to monetary compensation in actions vindicatory.

Provision for Labor Contingencies - Consist of lawsuits filed by employees and service providers, questioning parcels arising from the employment relationship. The most recurring issue payment of overtime, hours in “intinere”, hazard pay and poor health. The social security contingencies are also included in this context arising from parcels of labor, in the case of legal and administrative disputes between the INSS and the Vale/group companies, whether these are at the root is the incidence of compulsory social security or not.

(A free translation from the original in Portuguese)

In addition to those provisions, there are judicial deposits. These deposits are the guarantees to the contingencies required in court. They are monetarily readjusted and reported in noncurrent assets of the Company until it happens the court decision to rescue these deposits by the complainant, unless there is a favorable outcome of the issue to the entity. Judicial deposits are as follows:

	Consolidated		Parent Company
	June 30, 2012	December 31, 2011 (I)	June 30, 2012	December 31, 2011
	(unaudited)		(unaudited)
Tax contingencies	849,172	771,106	535,195	474,314
Civil contingencies	394,883	282,712	279,281	184,296
Labor contingencies	1,790,766	1,671,362	1,545,685	1,424,875
Environmental contingencies	10,912	9,419	9,472	8,007
Total	3,045,733	2,734,599	2,369,633	2,091,492

(I) Period adjusted according to note 3.

The Company discusses in its administrative and judicial sphere legal actions where the loss expectation is considered possible and understands there is no needs to provide, since there is a strong legal basis for the positioning of the Company. These contingent liabilities are split between tax, civil, labor and social security, and are as follows:

	Consolidated		Parent Company
	June 30, 2012	December 31, 2011 (I)	June 30, 2012	December 31, 2011
	(unaudited)		(unaudited)
Possible Contingencies
Tax contingencies	34,027,722	33,568,634	31,529,611	30,814,229
Civil contingencies	2,527,091	2,771,868	2,238,657	1,567,432
Labor contingencies	3,655,048	3,592,238	3,283,740	3,348,376
Environmental contingencies	2,198,612	2,009,729	2,171,341	2,009,489
Total	42,408,473	41,942,469	39,223,349	37,739,526

(I) Period adjusted according to note 3.

The tax contingencies refer mainly to discussion relating to the recovery of Income Tax and Social Contribution, calculated based on the equity method in foreign subsidiaries.

(A free translation from the original in Portuguese)

19 -         Asset retirement obligation

The Company uses various judgments and assumptions when measuring the obligations related to the discontinuation of the use of assets. The accrued amount is not deducted from the potential costs covered by insurance or indemnities, because their recovery is considered uncertain.

Long term interest rates used to discount to present value and update the provision to June 30, 2012 and December 31, 2011 were 5.82% p.y. The liability is periodically updated based on these discount rates plus the inflation index (“IGP-M”) for the period in reference.

The variation in the provision for asset retirement is demonstrated as follows:

	Consolidated (unaudited)
	Three-month period ended			Six-month period ended
	June 30, 2012	March 31, 2012	June 30, 2011 (I)	June 30, 2012	June 30, 2011 (I)
Balance on begin of period	3,679,123	3,563,730	2,477,436	3,563,730	2,528,479
Increase expense	97,028	60,488	47,078	157,516	114,211
Liquidation in the current period	(947)	(6,941)	(31,922)	(7,888)	(48,314)
Revisions in estimated cash flows	3,676	62,638	(16,978)	66,314	(121,069)
Cumulative translation adjustments	96,823	(792)	(30,552)	96,031	(28,245)
Balance on ended of period	3,875,703	3,679,123	2,445,062	3,875,703	2,445,062

Current	80,902	126,778	85,569	80,902	85,569
Non-current	3,794,801	3,552,345	2,359,493	3,794,801	2,359,493
	3,875,703	3,679,123	2,445,062	3,875,703	2,445,062

	Parent Company
	Six-month period ended (unaudited)
	June 30, 2012	June 30, 2011
Balance on begin of period	1,130,923	805,265
Increase expense	44,822	54,575
Liquidation in the current period	—	(22,298)
Balance on ended of period	1,175,745	837,542

Current	13,613	22,130
Non-current	1,162,132	815,412
	1,175,745	837,542

20 -         Deferred Income Tax and Social Contribution

Changes in deferred taxes are presented as follows:

	Consolidated			Parent Company
	Assets	Liabilities	Total	Assets
Total amount in January 1, 2011 (II)	2,262,947	12,828,178	(10,565,231)	(1,785,291)
Net income effect	1,084,952	525,146	559,806	298,759
Subsidiary acquisition	—	127,410	(127,410)	—
Cumulative translation adjustment	170,112	707,310	(537,198)	—
Deferred social contribution	—	(3,574,271)	3,574,271	3,574,271
Other comprehensive income	20,819	—	20,819	20,819
Total amount in December 31, 2011 (II)	3,538,830	10,613,773	(7,074,943)	2,108,558
Net income effect	165,948	(92,238)	258,186	18,606
Cumulative translation adjustment	39,719	256,669	(216,950)	—
Sale on subsidiary	—	(172,534)	172,534	—
Reversal of deferred tax	—	(2,533,411)	2,533,411	—
Other comprehensive income	30,386	—	30,386	12,036
Total amount in June 30, 2012 (unaudited)	3,774,883	8,072,259	(4,297,376)	2,139,200

(II) Period adjusted according to note 3, in consolidated.

(A free translation from the original in Portuguese)

There were no changes in the rates of taxes in the countries where we operate in the period. See below the total amount of income tax and social contribution recognized in the income statement:

	Consolidated (unaudited)
	Three-month period ended			Six-month period ended
	June 30, 2012	March 31, 2012	June 30, 2011 (I)	June 30, 2012	June 30, 2011 (I)
Income before tax and social contribution	2,993,529	7,547,922	13,992,817	10,541,451	27,514,033
Results of equity investments	(309,600)	(437,020)	(651,434)	(746,620)	(1,117,220)
Exchange variation - not taxable	715,115	(350,450)	112,388	364,665	192,550
	3,399,044	6,760,452	13,453,771	10,159,496	26,589,363
Income tax and social contribution at statutory rates - 34%	(1,155,675)	(2,298,554)	(4,574,282)	(3,454,229)	(9,040,383)
Adjustments that affects the basis of taxes:
Income tax benefit from interest on stockholders’ equity	670,248	670,248	411,382	1,340,496	1,140,249
Tax incentive	—	159,496	306,066	159,496	591,398
Results of overseas companies taxed by different rates which differs from the parent company rate	317,152	535,759	351,300	852,911	1,552,053
Others	(178,400)	2,458	(306,690)	(175,942)	(374,619)
Income tax and social contribution on the profit for the period	(346,675)	(930,593)	(3,812,224)	(1,277,268)	(6,131,302)
Reversal of deferred tax (see note 7a)	2,533,411			2,533,411
Income tax and social contribution on the profit for the period	2,186,736	(930,593)	(3,812,224)	1,256,143	(6,131,302)

(I) Period adjusted according to note 3.

	Parent Company (unaudited)
	Three-month period ended			Six-month period ended
	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Income before tax and social contribution	5,751,963	7,466,768	13,447,966	13,218,731	26,251,691
Results of equity investments	(2,804,868)	(2,456,075)	(2,124,435)	(5,260,943)	(7,505,654)
	2,947,095	5,010,693	11,323,531	7,957,788	18,746,037
Income tax and social contribution at statutory rates - 34%	(1,002,012)	(1,703,636)	(3,850,001)	(2,705,648)	(6,373,653)
Adjustments that affects the basis of taxes:
Income tax benefit from interest on stockholders’ equity	670,248	670,248	411,382	1,340,496	1,119,849
Tax incentive	—	159,385	305,424	159,385	590,213
Others	(106,533)	127,635	(39,412)	21,102	(21,758)
Income tax and social contribution on the profit for the period	(438,297)	(746,368)	(3,172,607)	(1,184,665)	(4,685,349)

Whereas published on December 31, 2011, there were no changes in tax incentives received by the company.

The Company is subject to revision of income tax by tax authorities for up to five years in companies operating in Brazil, ten years for operations in Indonesia and up to seven years for companies with operations in Canada.

(A free translation from the original in Portuguese)

21 -         Obligations to Employee Benefits

a) Costs of retirement benefits obligations

In the 2011 annual statements, Vale disclosed it expects in 2012 to pay pension plans and other benefits of R$ 490,000 in relation to the consolidated and R$ 271,000 in relation to the parent company. Until June 30, 2012 contributions totaled R$ 275.211 to the consolidated and R$ 163.388 to the parent. Vale does not expect significant changes in estimates in 2011.

	Consolidated
	Three-month period ended (unaudited)
	June 30, 2012			March 31, 2012			June 30, 2011 (I)
	Overfunded pension plans (*)	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans (*)	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans (*)	Underfunded pension plans	Others underfunded pension plans
Service cost - benefits earned during the period	13,382	32,308	14,882	464	39,864	16,262	139	30,307	13,174
Interest cost on projected benefit obligation	228,410	119,063	48,751	172,449	170,880	47,299	162,551	171,921	41,760
Expected return on assets	(402,995)	(118,747)	—	(332,340)	(185,406)	—	(273,474)	(161,630)	(319)
Amortization of initial transition obligation	(269,539)	23,327	(3,927)	21,732	16,991	(3,635)	—	9,897	(6,584)
Effect of the limit in paragraph 58 (b)	430,421	—	—	138,016	—	—	110,784	—	—
Net periodic pension cost	(321)	55,951	59,706	321	42,329	59,926	—	50,495	48,031

	Consolidated
	Six-month period ended (unaudited)
	June 30, 2012			June 30, 2011 (I)
	Overfunded pension plans (*)	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans (*)	Underfunded pension plans	Others underfunded pension plans
Service cost - benefits earned during the period	13,846	72,172	31,144	1,059	63,444	26,649
Interest cost on projected benefit obligation	400,859	289,943	96,050	324,867	344,994	83,911
Expected return on assets	(735,335)	(304,153)	—	(548,689)	(316,282)	(652)
Amortization of initial transition obligation	(247,807)	40,318	(7,562)	—	24,403	(13,635)
Effect of the limit in paragraph 58 (b)	568,437	—	—	222,763	—	—
Net periodic pension cost	—	98,280	119,632	—	116,559	96,273

	Parent Company
	Six-month period ended (unaudited)
	June 30, 2012			June 30, 2011
	Overfunded pension plans (*)	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans (*)	Underfunded pension plans	Others underfunded pension plans
Service cost - benefits earned during the period	12,942	12,918	3,547	32	13,855	2,364
Interest cost on projected benefit obligation	357,445	104,750	25,018	286,347	152,042	21,446
Expected return on assets	(676,033)	(125,513)	—	(497,076)	(138,416)	—
Amortization of initial transition obligation	(247,807)	—	895	—	—	—
Effect of the limit in paragraph 58 (b)	553,453	—	—	210,697	—	—
Net periodic pension cost	—	(7,845)	29,460	—	27,481	23,810

(*) The Company has not recorded on its balance sheet assets and their counterparts resulting from actuarial valuation of plan surplus, because there is no clear evidence on achievement, as stated in paragraph 58 (b) of the CPC 33.

(A free translation from the original in Portuguese)

b)              Profit sharing plan

The Company, based on the Profit Sharing Program (“PPR”) enables the definition, monitoring, evaluation and recognition of individual and collective performance of its employees. The methodology for calculating the PPR is the same adopted on December 31, 2011.

The Company accrued expenses / costs related to participation in the result as follows:

	Consolidated (unaudited)
	Three-month period ended			Six-month period ended
	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Operational expenses	90,455	295,392	146,705	385,847	290,371
Cost of good sold	135,255	219,579	196,263	354,834	400,151
Total	225,710	514,971	342,968	740,681	690,522

	Parent Company
	Six-month period ended (unaudited)
	June 30, 2012	June 30, 2011

Operational expenses	249,862	264,911
Cost of good sold	312,428	333,147
Total	562,290	598,058

c)             Long-term incentives Plan

In order to encourage the vision of “stockholder”, in addition to increasing the ability to retain executives and strengthen the culture of sustained performance, the Board of Directors approved a Long-term incentive plan for some of the executives of the Company, covering cycles of three years.

The terms of the plan, the methodology for calculating and the accounting treatment applied to the plan remains unchanged. The total number of shares subject to the plan on June 30, 2012 and December 31, 2011 are 4,879,815 and 3,012,538 and the total amount of liability are R$130,482 and R$ 203,645, respectively.

(A free translation from the original in Portuguese)

22 -         Classification of financial instruments

The classification of financial assets and liabilities is shown in the following tables:

	Consolidated
	June 30, 2012 (unaudited)
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available-for-sale (d)	Total
Financial assets
Current
Cash and cash equivalents	8,117,669	—	—	—	8,117,669
Short-term investments	—	—	—	—	—
Derivatives at fair value	—	446,781	192,867	—	639,648
Assets available-for-sale	—	—	—	—	—
Accounts receivable from customers	13,974,152	—	—	—	13,974,152
Related parties	696,052	—	—	—	696,052
	22,787,873	446,781	192,867	—	23,427,521
Non current
Related parties	851,291	—	—	—	851,291
Loans and financing	456,825	—	—	—	456,825
Derivatives at fair value	—	—	—	—	—
	1,308,116	—	—	—	1,308,116
Total of Assets	24,095,989	446,781	192,867	—	24,735,637

Financial liabilities
Current
Suppliers and contractors	8,908,928	—	—	—	8,908,928
Derivatives at fair value	—	178,463	104,957	—	283,420
Current portion of long-term debt	2,998,505	—	—	—	2,998,505
Loans and financing	999,928	—	—	—	999,928
Related parties	38,061	—	—	—	38,061
	12,945,422	178,463	104,957	—	13,228,842
Non current
Derivatives at fair value	—	1,767,520	39,485	—	1,807,005
Loans and financing	46,609,765	—	—	—	46,609,765
Related parties	157,993	—	—	—	157,993
Debentures	2,805,808	—	—	—	2,805,808
	49,573,566	1,767,520	39,485	—	51,380,571
Total of Liabilities	62,518,988	1,945,983	144,442	—	64,609,413

(a) Non-derivative financial instruments with determinable cash flow.

(b) Financial instruments acquired with the purpose of trading in the short term.

(c) See note 25a.

(d) Financial instruments not classified in other categories.

	Consolidated
	December 31, 2011 (I)
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available-for-sale (d)	Total
Financial assets
Current
Cash and cash equivalents	6,593,177	—	—	—	6,593,177
Derivatives at fair value	—	809,896	301,848	—	1,111,744
Accounts receivable from customers	15,888,807	—	—	—	15,888,807
Related parties	153,738	—	—	—	153,738
	22,635,722	809,896	301,848	—	23,747,466
Non current
Related parties	904,172	—	—	—	904,172
Loans and financing	399,277	—	—	—	399,277
Derivatives at fair value	—	112,253	—	—	112,253
	1,303,449	112,253	—	—	1,415,702

Total of financial assets	23,939,171	922,149	301,848	—	25,163,168

Financial liabilities
Current
Suppliers and contractors	8,851,220	—	—	—	8,851,220
Derivatives at fair value	—	109,691	26,006	—	135,697
Current portion of long-term debt	2,807,280	—	—	—	2,807,280
Loans and financing	40,044	—	—	—	40,044
Related parties	42,907	—	—	—	42,907
	11,741,451	109,691	26,006	—	11,877,148
Non current
Derivatives at fair value	—	1,238,542	—	—	1,238,542
Loans and financing	40,224,674	—	—	—	40,224,674
Related parties	170,616	—	—	—	170,616
Debentures	—	2,495,995	—	—	2,495,995
	40,395,290	3,734,537	—	—	44,129,827

Total of financial liabilities	52,136,741	3,844,228	26,006	—	56,006,975

(I) Period adjusted according to note 3.

(A free translation from the original in Portuguese)

	Parent Company
	June 30, 2012 (unaudited)
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available-for-sale (d)	Total
Financial assets
Current
Cash and cash equivalents	409,599	—	—	—	409,599
Derivatives at fair value	—	360,191	—	—	360,191
Accounts receivable from customers	17,655,342	—	—	—	17,655,342
Related parties	1,614,919	—	—	—	1,614,919
	19,679,860	360,191	—	—	20,040,051
Non Current
Related parties	799,409	—	—	—	799,409
Loans and financing	166,369	—	—	—	166,369
	965,778	—	—	—	965,778
Total of Assets	20,645,638	360,191	—	—	21,005,829

Financial Liabilities
Current
Suppliers and contractors	4,004,286	—	—	—	4,004,286
Derivatives at fair value	—	165,018	60,782	—	225,800
Current portion of long-term debt	1,068,724	—	—	—	1,068,724
Loans and financing	999,928	—	—	—	999,928
Related parties	6,636,262	—	—	—	6,636,262
	12,709,200	165,018	60,782	—	12,935,000
Non Current
Derivatives at fair value	—	1,379,023	—	—	1,379,023
Loans and financing	19,350,782	—	—	—	19,350,782
Related parties	29,767,831	—	—	—	29,767,831
Debentures	2,805,808	—	—	—	2,805,808
	51,924,421	1,379,023	—	—	53,303,444
Total of Liabilities	64,633,621	1,544,041	60,782	—	66,238,444

	Parent Company
	December 31, 2011
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available-for-sale (d)	Total
Financial assets
Current
Cash and cash equivalents	574,788	—	—	—	574,787
Derivatives at fair value	—	573,112	621	—	573,732
Accounts receivable from customers	15,808,849	—	—	—	15,808,849
Related parties	2,561,308	—	—	—	2,561,308
	18,944,945	573,112	621	—	19,518,676
Non current
Related parties	445,769	—	—	—	445,769
Loans and financing	158,195	—	—	—	158,195
Derivatives at fair value	—	96,262	—	—	96,262
	603,964	96,262	—	—	700,226
Total of financial assets	19,548,909	669,374	621	—	20,218,902

Financial liabilities
Current
Suppliers and contractors	3,503,577	—	—	—	3,503,577
Derivatives at fair value	—	91,464	26,006	—	117,470
Current portion of long-term debt	891,654	—	—	—	891,654
Related parties	4,959,017	—	—	—	4,959,017
	9,354,248	91,464	26,006	—	9,471,718
Non current
Derivatives at fair value	—	953,357	—	—	953,357
Loans and financing	18,595,793	—	—	—	18,595,793
Related parties	28,654,132	—	—	—	28,654,132
Debentures	—	2,495,995	—	—	2,495,995
	47,249,925	3,449,352	—	—	50,699,277
Total of financial liabilities	56,604,173	3,540,816	26,006	—	60,170,995

(A free translation from the original in Portuguese)

23 -                           Fair Value Estimative

Due to the short-term cycle, it is assumed that the fair value of cash and cash equivalents balances, short-term investments, accounts receivable and accounts payable are close to their book values. For measurement and determination of fair value, the Company uses various methods including market approaches, income or cost, in order to estimate the value that market participants would use when pricing the asset or liability.  The financial assets and liabilities recorded at fair value should be classified and disclosed in accordance with the following levels:

Level 1 — Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;

Level 2 - Quoted prices (adjusted or unadjusted) for identical or similar assets or liabilities on active markets; and

Level 3 - Assets and liabilities, where quoted prices, do not exist, or where prices or valuation techniques are supported by little or no market activity, unobservable or illiquid.

The tables below present the assets and liabilities of the parent and the consolidated company measured at fair value on June 30, 2012 and December 31, 2011.

	Consolidated
	June 30, 2012 (unaudited)			December 31, 2011 (I)
	Level 1	Level 2	Total (II)	Level 1	Level 2	Total (II)
Financial Assets
Current
Deriatives at fair value through profit or loss	207	446,574	446,781	49	809,847	809,896
Derivatives designated as hedges	—	192,867	192,867	—	301,848	301,848
	207	639,441	639,648	49	1,111,695	1,111,744
Available-for-sale

Non-Current
Derivatives
Deriatives at fair value through profit or loss	—	—	—	—	112,253	112,253
	—	—	—	—	112,253	112,253
Total of Assets	207	639,441	639,648	49	1,223,948	1,223,997

Financial Liabilities
Current
Deriatives at fair value through profit or loss	718	177,745	178,463	775	108,916	109,691
Derivatives designated as hedges	—	104,957	104,957	—	26,006	26,006
	718	282,702	283,420	775	134,922	135,697
Non-Current
Derivatives
Deriatives at fair value through profit or loss	—	1,767,520	1,767,520	—	1,238,542	1,238,542
Derivatives designated as hedges	—	39,485	39,485	—	—	—
Stockholders’ debentures	—	2,805,808	2,805,808	—	2,495,995	2,495,995
	—	4,612,813	4,612,813	—	3,734,537	3,734,537
Total of Liabilities	718	4,895,515	4,896,233	775	3,869,459	3,870,234

(I) Period adjusted according to note 3.

(II) No classification according to the level 3.

(A free translation from the original in Portuguese)

	Parent Company
	June 30, 2012 (unaudited)	December 31, 2011
	Nível 2 (I)	Nível 2 (I)
Financial Assets
Current
Derivatives
Derivatives at fair value through profit or loss	360,191	573,111
Derivatives designated as hedges	—	621
	360,191	573,732
Available-for-sale
Financial assets available-for-sale

Non-current
Derivatives at fair value through profit or loss	—	96,262
	—	96,262
Total of assets	360,191	669,994

Financial Liabilities
Current
Derivatives
Derivatives at fair value through profit or loss	165,018	91,464
Derivatives designated as hedges	60,782	26,006
	225,800	117,470
Non-current
Derivatives
Derivatives at fair value through profit or loss	—	953,357
Derivatives designated as hedges	1,379,023	—
Stockholders’ debentures	2,805,808	2,495,995
	4,184,831	3,449,352
Total of liabilities	4,410,631	3,566,822

(I) No classification according to the level 1 and 3.

a)                                      Methods and Techniques of Evaluation

i.                                         Assets and liabilities at fair value through profits or loss

Comprise derivatives not designated as hedges and stockholders’ debentures.

•                                          Derivatives designated or not as hedge

The financial instruments were evaluated by calculating their present value through the use of curves that impact the instrument on the dates of verification. The curves and prices used in the calculation for each group of instruments are detailed in the “market curves”.

The pricing method used in the case of European options is the Black & Scholes model. In this model, the fair value of the derivative is a function of volatility and price of the underlying asset, the exercise price of the option, the interest rate and period to maturity. In the case of options when the income is a function of the average price of the underlying asset over a period of life of the option, called Asian, we use the model of Turnbull & Wakeman. In this model, besides the factors that influence the option price in the Black-Scholes model, is considered the forming period of the average price.

In the case of swaps, both the present value of the active tip and the passive tip are estimated by discounting cash flows by the interest rate of the currency in which the swap is denominated. The difference between the present value of active tip and passive tip of swap generates its fair value.

In the case of swaps tied to Long-Term Interest Rate (“TJLP”), the calculation of fair value considers the TJLP constant, that is, projections of future cash flows in Brazilian Real are made considering the last TJLP disclosed.

Contracts for the purchase or sale of products, inputs and costs of selling with future settlement are priced using the forward curves for each product. Typically, these curves are obtained in the stock exchange where the products are traded, such as the London Metals Exchange (“LME”), the Commodity Exchange (“COMEX”) or other providers of market prices. When there is no price for the desired maturity, Vale uses interpolation between the available maturities.

(A free translation from the original in Portuguese)

•                                          Stockholders’ Debentures

Comprise the debentures issued on behalf of the privatization process (see note 29(b)), whose fair values are measured based on market approach, and its reference prices are available on the secondary market.

ii.                                     Assets available-for-sales

Comprise the assets that are not held-to-maturity, for strategic reasons. Comprise investments that are valued based on quoted prices in active markets where available or internal assessments based on expected future cash flows of the assets.

b)                                      Fair value measurement compared to book value

For the loans allocated in the level 1, the evaluation method used to estimate the fair value of debt is the market approach to the contracts listed on the secondary market. And for the loans allocated in the level 2, the fair value for both fixed-indexed rate debt and floating rate is determined from the discounted cash flow using the future values of the Libor rate and the curve of Vale’s Bonds (income approach).

The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	Consolidated
	June 30, 2012 (unaudited)
	Balance	Fair value	Level 1	Level 2
Loans (long term)*	48,931,731	53,162,053	40,094,342	13,067,712
Perpetual notes**	157,994	157,994	—	157,994

* Net interest of R$ 676,539

** classified on “Related parties” (Non-current liabilities)

	Consolidated
	December 31, 2011 (I)
	Balance	Fair value	Level 1	Level 2
Loans (long term)*	42,410,418	48,325,480	35,884,438	12,441,042
Perpetual notes**	149,432	149,432	—	149,432

* Net interest of R$ 621,536

** classified on “Related parties” (Non-current liabilities)

(I) Period adjusted according to note 3.

(II) No classification according to the level 3

	Parent Company
	June 30, 2012 (unaudited)
	Balance	Fair value	Level 1	Level 2
Loans (long term)*	20,199,286	21,460,568	13,151,262	8,309,306

* net interest of R$ 220.220

	Parent Company
	December 31, 2011
	Balance	Fair value	Level 1	Level 2
Loans (long term)*	19,208,011	19,718,038	12,009,432	7,708,606

* net interest of R$ 279.436

(I) No classification according to the level 3.

(A free translation from the original in Portuguese)

24 -                           Stockholders’ Equity

a)                                      Capital

The Stockholders’ Equity is represented by common and preferred non-redeemable shares without par value. Preferred shares have the same rights as common shares, with the exception of voting for election of members of the Board of Directors. The Board of Directors may, regardless of changes to bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized.

On June 30, 2012, the capital was R$75,000,000 corresponding to 5,365,304,100 (3,256,724,482 common and 2,108,579,618 preferred) shares with no par value.

	June 30, 2012
Stockholders	ON	PNA	Total
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	686,516,671	751,042,724	1,437,559,395
FMP - FGTS	96,577,164	—	96,577,164
PIBB - BNDES	2,196,706	3,267,436	5,464,142
BNDESPar	216,978,881	67,342,071	284,320,952
Foreign instititional investors in the local market	220,387,841	395,479,702	615,867,543
Institutional investors	190,130,693	398,959,940	589,090,633
Retail investors in the country	56,429,999	331,290,041	387,720,040
Treasure stock in the country	71,071,482	140,857,692	211,929,174
Total	3,256,724,482	2,108,579,618	5,365,304,100

b)                                      Resources linked to the future mandatory conversion in shares

In June 2012, the convertible notes series VALE and VALE.P-2012 were converted into ADS and represent an aggregate of 15,839,592 common shares and 40,241,968 preferred class A shares. The Conversion was made using 56,081,560 treasury stocks held by the Company. The difference between the book value of the treasury stocks R$ 2.079.018 and the total amount received R$ 2.128.536 was recognized in the stockholder’s equity, with no profit or loss impact.

In May 2012, Vale paid additional compensation to holders of notes mandatorily convertible into ADRs, series 2012-VALE and VALE.P-2012, in the amount of R$ 2.787811 and R$ 3.224408 per note, respectively.

c)                                      Treasury stocks

On June 30, 2012, there are 211,929,174 treasury stocks, in the amount of R$ 7,839,512, as follows:

					Preço de aquisição
Classes	December 31, 2011	Addition	Reduction	June 30, 2012	Average	Low(*)	High	June 30, 2012	December 31, 2011
				(unaudited)				(unaudited)
Preferred	181,099,814	—	(40,242,122)	140,857,692	37.50	14.02	47.77	40.28	45.08
Common	86,911,207	—	(15,839,725)	71,071,482	35.98	20.07	54.83	41.52	51.50
Total	268,011,021	—	(56,081,847)	211,929,174

(A free translation from the original in Portuguese)

d)                                      Basic and diluted earnings per share

The values of basic earnings per share and diluted were calculated as follows:

	(unaudited)
	Three-month period ended			Six-month period ended
	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Net income from continuing operations attributable to the Company’s stockholders	5,313,666	6,720,400	10,275,359	12,034,066	21,566,342
Net income attributable to the Company’s stockholders	5,313,666	6,720,400	10,275,359	12,034,066	21,566,342
Net income, adjusted	5,313,666	6,720,400	10,275,359	12,034,066	21,566,342

Basic and diluted earnings per share:

Income available to preferred stockholders	2,009,593	2,570,449	3,998,567	4,550,701	8,392,355
Income available to common stockholders	3,304,073	4,149,951	6,276,792	7,483,365	13,173,987
Total	5,313,666	6,720,400	10,275,359	12,034,066	21,566,342

Weighted average number of shares outstanding
(thousands of shares) - preferred shares	1,928,076	1,974,765	2,056,215	1,927,627	2,056,215
Weighted average number of shares outstanding
(thousands of shares) - common shares	3,170,048	3,188,229	3,227,765	3,169,871	3,227,765
Total	5,098,124	5,162,994	5,283,980	5,097,498	5,283,980

Continued operations

Basic earnings per share
Basic earnings per preferred share	1.04	1.30	1.94	2.36	4.08
Basic earnings per common share	1.04	1.30	1.94	2.36	4.08

Diluted earnings per share
Diluted earnings per preferred share	1.04	1.30	1.94	2.36	4.08
Diluted earnings per common share	1.04	1.30	1.94	2.36	4.08

e)                                      Remuneration of Stockholders

In April 2012, we paid interest on own capital (“JCP”), the total gross amount of R$ 5,481 million equivalent to R$ 1.075276545 per outstanding share, common or preferred shares of Vale.

(A free translation from the original in Portuguese)

25-          Derivatives

a)             Effects of Derivatives on the balance sheet

	Consolidated
	Assets				Liabilites
	June 30, 2012 (unaudited)		December 31, 2011 (I)		June 30, 2012 (unaudited)		December 31, 2011 (I)
	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	405,054	—	766,927	112,253	168,587	1,577,253	91,467	1,100,582
EuroBonds Swap	—	—	—	—	9,158	89,588	7,381	60,644
Treasury future	—	—	—	—	—	—	9,870	—
Pre dollar swap	32,738	—	34,639	—	—	100,679	—	77,316
	437,792	—	801,566	112,253	177,745	1,767,520	108,718	1,238,542
Commodities price risk
Nickel
Fixed price program	8,909	—	806	—	718	—	973	—
Copper	80	—	167	—	—	—	—	—
Bunker Oil Hedge	—	—	7,357	—	—	—	—	—
	8,989	—	8,330	—	718	—	973	—
Derivatives designated as hedge
Bunker Oil Hedge	—	—	—	—	26,720	—	—	—
Strategic Nickel	192,867	—	301,227	—	—	—	—	—
Foreign exchange cash flow hedge	—	—	621	—	78,237	39,485	26,006	—
	192,867	—	301,848	—	104,957	39,485	26,006	—
Total	639,648	—	1,111,744	112,253	283,420	1,807,005	135,697	1,238,542

(I) Period adjusted according to note 3.

	Parent Company
	Assets				Liabilites
	June 30, 2012 (unaudited)		December 31, 2011		June 30, 2012 (unaudited)		December 31, 2011
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	327,453	—	538,472	96,262	165,018	1,278,344	91,464	876,041
Pre dollar swap	32,738	—	34,639	—	—	100,679	—	77,316
	360,191	—	573,111	96,262	165,018	1,379,023	91,464	953,357
Commodities price risk
Embedded derivatives
Derivatives designated as hedge
Foreign exchange cash flow hedge	—	—	621	—	60,782	—	26,006	—
	—	—	621	—	60,782	—	26,006	—
Total	360,191	—	573,732	96,262	225,800	1,379,023	117,470	953,357

(A free translation from the original in Portuguese)

b)             Effects of derivatives in the statement of income

	Three-month period ended (unaudited)
	Consolidated			Parent Company
	June 30, 2012	March 31, 2012	June 30, 2011 (I)	June 30, 2012	March 31, 2012	June 30, 2011
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(790,620)	365,104	614,932	(655,306)	251,832	487,170
EURO floating rate vs. US$ fixed rate swap	—	—	(535)	—	—	(535)
US$ floating rate vs. US$ fixed rate swap	—	—	(86)	—	—	—
EuroBonds Swap	(70,231)	33,224	17,316	—	—	—
US$ fixed rate vs. CDI swap	—	—	(72,589)	—	—	(72,589)
Randes Forward	—	—	2,558	—	—	—
Treasury future	—	15,221	—	—	—	—
Pre dollar swap	(30,070)	21,095	9,618	(30,070)	21,095	9,618
	(890,921)	434,644	571,214	(685,376)	272,927	423,664
Commodities price risk
Nickel
Fixed price program	16,484	(8,000)	19,419	—	—	—
Purchased scrap protection program	501	(635)	14	—	—	—
Bunker Oil Hedge	—	—	2,282	—	—	—
	16,985	(8,635)	21,715	—	—	—
Embedded derivatives
Derivatives designated as hedge
Strategic Nickel	70,469	92,756	(27,327)	—	—	—
Foreign exchange cash flow hedge	(933)	305	—	—	—	—
	69,536	93,061	(27,327)	—	—	—
Total	(804,400)	519,070	565,602	(685,376)	272,927	423,664

Financial income	115,469	527,705	666,139	—	272,927	496,788
Financial (expenses)	(919,869)	(8,635)	(100,537)	(685,376)	—	(73,124)
Total	(804,400)	519,070	565,602	(685,376)	272,927	423,664

	Six-month period ended (unaudited)
	Consolidated		Parent Company
	June 30, 2012	June 30, 2011 (I)	June 30, 2012	June 30, 2011
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(425,516)	905,041	(403,474)	684,933
EURO floating rate vs. US$ fixed rate swap	—	(249)	—	(249)
US$ floating rate vs. US$ fixed rate swap	—	(183)	—	—
AUD Forward	—	(286)	—	—
EuroBonds Swap	(37,007)	87,199	—	—
US$ fixed rate vs. CDI swap	—	(72,589)	—	(72,589)
Randes Forward	—	2,558	—	—
Treasury future	15,221	—	—	—
Pre dollar swap	(8,975)	12,509	(8,975)	12,509
	(456,277)	934,000	(412,449)	624,604
Commodities price risk
Nickel
Fixed price program	8,484	42,176	—	—
Strategic program	—	24,993	—	—
Purchased scrap protection program	(134)	145	—	—
Bunker Oil Hedge	—	55,676	—	—
Coal	—	(33)	—	—
	8,350	122,957	—	—
Embedded derivatives
Energy - Aluminum options	—	(12,074)	—	—
	—	(12,074)	—	—
Derivatives designated as hedge
Strategic Nickel	163,225	(82,680)	—	—
Foreign exchange cash flow hedge	(628)	—	—	—
	162,597	(82,680)	—	—
Total	(285,330)	962,203	(412,449)	624,604

Financial income	643,174	1,130,583	272,927	697,728
Financial (expenses)	(928,504)	(168,380)	(685,376)	(73,124)
Total	(285,330)	962,203	(412,449)	624,604

(I) Period adjusted according to note 3.

(A free translation from the original in Portuguese)

c)             Effects of derivatives as Cash Flow hedge

	(Inflows)/ Outflows
	Three-month period ended (unaudited)
	Consolidated			Parent Company
	June 30, 2012	March 31, 2012	June 30, 2011 (I)	June 30, 2012	March 31, 2012	June 30, 2011
Derivatives not designated as hedges
Exchange risk and interest rates
CDI & TJLP vs. US$ fixed and floating rate swap	(364,027)	(229,474)	(180,855)	(335,493)	(44,173)	(149,271)
US$ floating rate vs. US$ fixed rate swap	—	—	1,811	—	—	—
EuroBonds Swap	—	6,628	—	—	—	—
Treasury future	—	(5,763)	—	—	—	—
Pre dollar swap	(9,066)	(7,222)	—	(9,066)	(7,222)	—
	(373,093)	(235,831)	(179,044)	(344,559)	(51,395)	(149,271)
Risk of product prices
Nickel
Fixed price program	(10,608)	10,536	(30,575)	—	—	—
Purchased scrap protection program	(342)	392	(158)	—	—	—
Bunker Oil Hedge	—	(7,047)	(24,209)	—	—	—
	(10,950)	3,881	(54,942)	—	—	—
Embedded derivatives:
Derivatives designated as hedges
Strategic Nickel	(70,469)	(92,756)	27,327	—	—	—
Foreign exchange cash flow hedge	934	(305)	—	—	—	—
	(69,535)	(93,061)	27,327	—	—	—
Total	(453,578)	(325,011)	(206,659)	(344,559)	(51,395)	(149,271)

Gains (losses) unrealized derivative	(1,257,978)	194,059	358,943	(1,029,935)	221,532	274,393

	(Inflows)/ Outflows
	Six-month period ended (unaudited)
	Consolidated		Parent Company
	June 30, 2012	June 30, 2011 (I)	June 30, 2012	June 30, 2011
Derivatives not designated as hedges
Exchange risk and interest rates
CDI & TJLP vs. US$ fixed and floating rate swap	(593,501)	(261,922)	(379,666)	(183,706)
US$ floating rate vs. US$ fixed rate swap	—	3,684	—	—
AUD Forward	—	(3,866)	—	—
EuroBonds Swap	6,628	—	—	—
Treasury future	(5,763)	—	—	—
Pre dollar swap	(16,288)	—	(16,288)	—
	(608,924)	(262,104)	(395,954)	(183,706)
Risk of product prices
Nickel
Fixed price program	(72)	(32,092)	—	—
Purchased scrap protection program	50	335	—	—
Maritime Freight Hiring Protection Program	—	2,852	—	—
Bunker Oil Hedge	(7,047)	(36,765)	—	—
Coal	—	3,436	—	—
	(7,069)	(62,234)	—	—
Embedded derivatives:
Derivatives designated as hedges
Strategic Nickel	(163,225)	82,680	—	—
Foreign exchange cash flow hedge	629	(22,592)	—	—
Aluminum	—	11,865	—	—
	(162,596)	71,953	—	—
Total	(778,589)	252,385	(395,954)	(183,706)

Gains (losses) unrealized derivative	(1,063,919)	709,818	(808,403)	440,898

(I) Period adjusted according to note 3.

d)             Effects of derivatives designated as hedge

i.              Cash Flow Hedge

The effects of cash flow hedge impact the stockholders’ equity and are presented in the following tables:

	Six-month period ended (unaudited)
	Parent Company				noncontrolling	Consolidated
	Currency	Nickel	Others	Total	stockholders	Total
Fair value measurements	18,732	125,718	6,086	150,536	1,200	151,736
Reclassification to results due to realization	—	82,681	—	82,681	—	82,681
Net change in June 30, 2011	18,732	208,399	6,086	233,217	1,200	234,417

Fair value measurements	(56,686)	42,988	(26,991)	(40,689)	—	(40,689)
Reclassification to results due to realization	629	(163,224)	—	(162,595)	—	(162,595)
Net change in June 30, 2012	(56,057)	(120,236)	(26,991)	(203,284)	—	(203,284)

(A free translation from the original in Portuguese)

Additional information about derivatives financial instruments

Value at Risk computation methodology

The Value at Risk of the positions was measured using a delta-Normal parametric approach, which considers that the future distribution of the risk factors - and its correlations - tends to present the same statistic properties verified in the historical data. The value at risk of Vale’s derivatives current positions was estimated considering one business day time horizon and a 95% confidence level.

Contracts subjected to margin calls

Vale has contracts subject to margin calls only for part of nickel trades executed by its wholly-owned subsidiary Vale Canada Ltd. The total cash amount as of June 30, 2012 is not relevant.

Initial Cost of Contracts

The financial derivatives negotiated by Vale and its controlled companies described in this document didn’t have initial costs (initial cash flow) associated.

The following tables show as of June 30, 2012, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value, value at risk, gains or losses in the period and the fair value for the remaining years of the operations per each group of instruments.

R$/US$ Exchange Rate Adopted in Fair Value Calculation

According with accounting principles, the fair values of derivative instruments originally negotiated in American dollar were transform in R$ values with the objective of publish in the Vale’s official currency using PTAX (sell) published by BACEN to July 02, 2012, that is 1.9893.

Interest Rates and Foreign Exchange Derivative Positions

Protection program for the Real denominated debt indexed to CDI

•                  CDI vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to CDI.

•                  CDI vs. US$ floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars (Libor — London Interbank Offered Rate) and receives payments linked to CDI.

Those instruments were used to convert the cash flows from debentures issued in 2006 with a nominal value of R$ 5.5 billion, from the NCE (Credit Export Notes) issued in 2008 with nominal value of R$ 2 billion and also from property and services acquisition financing realized in 2006 and 2007 with nominal value of R$ 1 billion.

											R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2012		December 31, 2011		Index	rate	June 30, 2012	December 31, 2011	June 30, 2012	June 30, 2012	2012	2013	2014	2015

CDI vs. fixed rate swap
Receivable	R$	5,420	R$	5,542	CDI	103.70%	5,528	5,696	997
Payable	US$	3,144	US$	3,144	US$ +	3.72%	(6,553)	(6,075)	(699)
Net							(1,025)	(379)	298	85	(73)	(623)	12	(341)

CDI vs. floating rate swap
Receivable	R$	428	R$	428	CDI	103.56%	440	453	25
Payable	US$	250	US$	250	Libor +	0.99%	(514)	(486)	(3)
Net							(74)	(33)	22	7	15	20	27	(136)

Type of contracts: OTC Contracts

(A free translation from the original in Portuguese)

Protected Item: Debts linked to R$

The protected items are the Debts linked to R$ because the objective of this protection is to transform the obligations linked to R$ into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for the real denominated debt indexed to TJLP

•                  TJLP vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP(1) to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to TJLP.

•                  TJLP vs. US$ floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars and receives payments linked to TJLP.

											R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2012		December 31, 2011		Index	rate	June 30, 2012	December 31, 2011	June 30, 2012	June 30, 2012	2012	2013	2014	2015	2016-2019

Swap TJLP vs. fixed rate swap
Receivable	R$	3,058	R$	3,107	TJLP +	1.33%	2,965	2,927	212
Payable	US$	1,604	US$	1,611	USD +	2.53%	(3,139)	(2,945)	(127)
Net							(174)	(18)	85	40	58	137	(74)	(100)	(195)

Swap TJLP vs. floating rate swap
Receivable	R$	614	R$	774	TJLP +	0.90%	618	695	204
Payable	US$	359	US$	365	Libor +	-0.82%	(685)	(578)	(17)
Net							(67)	117	187	9	22	40	(48)	7	(88)

Type of contracts: OTC Contracts

Protected Item: Debts linked to R$

The protected items are the Debts linked to R$ because the objective of this protection is to transform the obligations linked to R$ into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for the Real denominated fixed rate debt

•                  R$ fixed rate vs. US$ fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans rate with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in Brazilian Reais linked to fixed rate to U.S. Dollars linked to fixed. In those swaps, Vale pays fixed rates in U.S. Dollars and receives fixed rates in Reais.

											R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2012		December 31, 2011		Index	rate	June 30, 2012	December 31, 2011	June 30, 2012	June 30, 2012	2012	2013	2014	2015	2016

R$ fixed rate vs. US$ fixed rate swap
Receivable	R$	641	R$	615	Pré	4.64%	581	517	12
Payable	US$	368	US$	355	US$ +	-1.16%	(649)	(560)	4
Net							(68)	(43)	16	9	19	25	10	(28)	(94)

Type of contracts: OTC Contracts

Protected Item: Debts linked to R$

The protected items are the Debts linked to R$ because the objective of this protection is to transform the obligations linked to R$ into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

(1)  Due to TJLP derivatives market  liquidity constraints, some swap trades were done through CDI equivalency.

(A free translation from the original in Portuguese)

Foreign Exchange cash flow hedge

•                  Brazilian Real fixed rate vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements and investments denominated in Brazilian Reais.

											R$ million
											Fair value
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	by year
Flow	June 30, 2012		December 31, 2011		Index	rate	June 30, 2012	December 31, 2011	June 30, 2012	June 30, 2012	2012

Receivable	R$	820	R$	820	Pré	6.20%	843	797	—
Payable	US$	450	US$	450	US$ +	0.00%	(904)	(822)	—
Net							(61)	(25)	—	12	(61)

Type of contracts: OTC Contracts

Hedged Item: part of Vale’s revenues in US$

The P&L shown in the table above is offset by the hedged items’ P&L due to R$/US$ exchange rate.

Protection program for Euro denominated debt

•                  EUR fixed rate vs. US$ fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans in Euros linked to fixed rate to U.S. Dollars linked to fixed rate. Vale receives fixed rates in Euros and pays fixed rates in U.S. Dollars. This trade was used to convert the cash flow of a debt in Euros, with an outstanding notional amount of € 750 million, issued in 2010 by Vale.

											R$ million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2012		December 31, 2011		Index	Average rate	June 30, 2012	December 31, 2011	June 30, 2012	June 30, 2012	2012	2013	2014

Receivable		€500		€500	EUR	4.38%	1,355	1,350	51
Payable	US$	675	US$	675	US$	4.71%	(1,454)	(1,418)	(58)
Net							(99)	(68)	(7)	16	—	(9)	(90)

Type of contracts: OTC Contracts

Protected Item: Vale’s Debt linked to EUR

The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/US$ exchange rate.

Foreign exchange hedging program for disbursements in Canadian dollars

•                  Canadian Dollar Forward — In order to reduce the cash flow volatility, Vale entered into forward transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements denominated in Canadian Dollars.

					Average					R$ Million
	Notional ($ million)				rate	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2012		December 31, 2011	Buy/ Sell	% p.a.	June 30, 2012	December 31, 2011	June 30, 2012	June 30, 2012	2012	2013	2014	2015	2016

Forwards	CAD	1,554	—	B	1.012	(57)	—	—	27	(7)	(25)	(17)	(8)	(0)

Type of contracts: OTC Contracts

Hedged Item: part of Vale’s revenues in US$

The P&L shown in the table above is offset by the hedged items’ P&L due to CAD/US$ exchange rate.

Protection program for interest rate

•                  Treasury Future — Vale entered into a treasury 10 year forward transaction (buyer) on the last quarter of 2011 with the objective of partial protection into debt cost indexed to this rate. This program ended in January 2012.

(A free translation from the original in Portuguese)

										R$ million
					Average					Fair value
	Notional ($ million)				rate	Fair value		Realized Gain/Loss	Value at Risk	by year
Flow	June 30, 2012	December 31, 2011		Buy/ Sell	% p.a.	June 30, 2012	December 31, 2011	June 30, 2012	June 30, 2012	2012

Forwards	—	US$	900	B	—	—	(10)	6	—	—

Type of contracts: OTC Contracts

Protected Item: part of debt emission costs

The P&L shown in the table above was partially offset by emission cost reduction due to treasury variations.

Commodity Derivative Positions

The Company’s cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:

Nickel Sales Hedging Program

In order to reduce the cash flow volatility in 2012, hedging transactions were implemented. These transactions fixed the prices of part of the sales in the period.

									R$ million
				Average					Fair value
	Notional (ton)			Strike	Fair value		Realized Gain/Loss	Value at Risk	by year
Flow	June 30, 2012	December 31, 2011	Buy/ Sell	(US$/ton)	June 30, 2012	December 31, 2011	June 30, 2012	June 30, 2012	2012

Forward	9,999	19,998	S	25,027	165	234	124	8	165

Type of contracts: OTC Contracts

Protected Item: part of Vale’s revenues linked to Nickel price.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Nickel Fixed Price Program

In order to maintain the exposure to Nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying Nickel forwards (Over-the-Counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed. Whenever the ‘Nickel Sales Hedging Program’ is executed, the ‘Nickel Fixed Price Program’ is interrupted.

									R$ million
				Average					Fair value
	Notional (ton)			Strike	Fair value		Realized Gain/Loss	Value at Risk	by year
Flow	June 30, 2012	December 31, 2011	Buy/ Sell	(US$/ton)	June 30, 2012	December 31, 2011	June 30, 2012	June 30, 2012	2012

Nickel Futures	72	162	B	21,763	(0.7)	(0.7)	(0.3)	0.1	(0.7)

Type of contracts: LME Contracts

Protected Item: part of Vale’s revenues linked to fixed price sales of Nickel.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Nickel Purchase Protection Program

In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final product sold to our clients, hedging transactions were implemented. The items purchased are raw materials utilized to produce refined Nickel. The trades are usually implemented by the sale of nickel forward or future contracts at LME or over-the-counter operations.

(A free translation from the original in Portuguese)

									R$ million
				Average					Fair value
	Notional (ton)			Strike	Fair value		Realized Gain/Loss	Value at Risk	by year
Flow	June 30, 2012	December 31, 2011	Buy/ Sell	(US$/ton)	June 30, 2012	December 31, 2011	June 30, 2012	June 30, 2012	2012

Nickel Futures	252	228	S	17,131	0.2	0.05	0.5	0.2	0.2

Type of contracts: LME Contracts

Protected Item: part of Vale’s revenues linked to Nickel price.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Copper Scrap Purchase Protection Program

This program was implemented in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, as the copper scrap combined with other raw materials or inputs of Vale’s wholly-owned subsidiary, Vale Canada Ltd, to produce copper. This program usually is implemented by the sale of forwards or futures at LME or Over-the-Counter operations.

									R$ million
				Average					Fair value
	Notional (lbs)			Strike	Fair value		Realized Gain/Loss	Value at Risk	by year
Flow	June 30, 2012	December 31, 2011	Buy/ Sell	(US$/lbs)	June 30, 2012	December 31, 2011	June 30, 2012	June 30, 2012	2012

Forward	1,041,684	892,869	S	3.53	0.1	0.2	(0.06)	0.2	0.1

Type of contracts: OTC Contracts

Protected Item: of Vale’s revenues linked to Copper price.

The P&L shown in the table above is offset by the protected items’ P&L due to Coal price

Bunker Oil Purchase Protection Program

In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and swaps.

									R$ million
				Average					Fair value
	Notional (ton)			Strike	Fair value		Realized Gain/Loss	Value at Risk	by year
Flow	June 30, 2012	December 31, 2011	Buy/ Sell	(US$/ton)	June 30, 2012	December 31, 2011	June 30, 2012	June 30, 2012	2012

Forward	247,500	—	B	626	(27)	—	—	6	(27)

Type of contracts: OTC Contracts

Protected Item: part of Vale’s costs linked to Bunker Oil price.

The P&L shown in the table above is offset by the protected items’ P&L due to Bunker Oil price.

Embedded Derivative Positions

The Company’s cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed in June 30, 2012:

Raw material and intermediate products purchase

Nickel concentrate and raw materials purchase agreements, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

(A free translation from the original in Portuguese)

									R$ million
				Average					Fair value
	Notional (ton)			Strike	Fair value		Realized Gain/Loss	Value at Risk	by year
Flow	June 30, 2012	December 31, 2011	Buy/ Sell	(US$/ton)	June 30, 2012	December 31, 2011	June 30, 2012	June 30, 2012	2012

Nickel Forwards	1,578	1,951	S	17,246	(2.2)	(0.7)	(3.5)		(2.2)
Copper Forwards	6,471	6,653		7,868	(5.8)	0.9	2.9		(5.8)
Total					(8.0)	0.2	(0.6)	3	(8.0)

a)              Market Curves

To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters and Bloomberg were used. The derivatives prices for June 30, 2012 were calculated using June 29 market data inasmuch June 30 is not considered work day for these instruments and do not present available market data.

1. Commodities

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	16,475.00	DEC12	16,790.86	JUN13	16,891.81
JUL12	16,707.23	JAN13	16,807.62	JUN14	17,042.94
AUG12	16,719.89	FEB13	16,821.33	JUN15	17,107.72
SEP12	16,736.68	MAR13	16,839.26	JUN16	17,131.95
OCT12	16,755.42	APR13	16,856.29
NOV12	16,771.78	MAY13	16,871.82

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	3.49	DEC12	3.49	JUN13	3.48
JUL12	3.49	JAN13	3.48	JUN14	3.48
AUG12	3.49	FEB13	3.48	JUN15	3.46
SEP12	3.49	MAR13	3.48	JUN16	3.44
OCT12	3.49	APR13	3.48
NOV12	3.49	MAY13	3.48

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	575.50	DEC12	565.00	JUN13	559.07
JUL12	580.75	JAN13	563.81	JUN14	551.56
AUG12	575.50	FEB13	562.56	JUN15	542.80
SEP12	570.83	MAR13	561.47	JUN16	535.54
OCT12	568.25	APR13	560.56
NOV12	566.25	MAY13	559.56

(A free translation from the original in Portuguese)

2. Rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
09/03/12	0.43	01/02/15	2.98	07/03/17	3.79
10/01/12	0.93	04/01/15	3.05	10/02/17	3.87
01/02/13	1.43	07/01/15	3.13	01/02/18	3.95
04/01/13	1.81	10/01/15	3.28	04/02/18	4.00
07/01/13	2.13	01/04/16	3.39	07/02/18	4.07
10/01/13	2.36	04/01/16	3.45	10/01/18	4.13
01/02/14	2.54	07/01/16	3.50	01/02/19	4.15
04/01/14	2.65	10/03/16	3.58	01/02/20	4.35
07/01/14	2.74	01/02/17	3.65	01/04/21	4.48
10/01/14	2.84	04/03/17	3.73	01/03/22	4.65

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
US$1M	0.25	US$6M	0.73	US$11M	1.02
US$2M	0.35	US$7M	0.80	US$12M	1.07
US$3M	0.46	US$8M	0.85	US$2Y	0.55
US$4M	0.57	US$9M	0.91	US$3Y	0.64
US$5M	0.65	US$10M	0.96	US$4Y	0.80

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
06/29/12	6.00	10/01/14	5.50	04/03/17	5.50
09/03/12	5.50	01/02/15	5.50	07/03/17	5.50
10/01/12	5.50	04/01/15	5.50	10/02/17	5.50
01/02/13	5.50	07/01/15	5.50	01/02/18	5.50
04/01/13	5.50	10/01/15	5.50	04/02/18	5.50
07/01/13	5.50	01/04/16	5.50	07/02/18	5.50
10/01/13	5.50	04/01/16	5.50	10/01/18	5.50
01/02/14	5.50	07/01/16	5.50	01/02/19	5.50
04/01/14	5.50	10/03/16	5.50	01/02/20	5.50
07/01/14	5.50	01/02/17	5.50	01/04/21	5.50

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
09/03/12	7.96	01/02/15	8.49	07/03/17	9.45
10/01/12	7.82	04/01/15	8.66	10/02/17	9.51
01/02/13	7.63	07/01/15	8.77	01/02/18	9.56
04/01/13	7.56	10/01/15	8.90	04/02/18	9.61
07/01/13	7.57	01/04/16	9.00	07/02/18	9.66
10/01/13	7.71	04/01/16	9.10	10/01/18	9.70
01/02/14	7.89	07/01/16	9.18	01/02/19	9.74
04/01/14	8.04	10/03/16	9.25	01/02/20	9.88
07/01/14	8.18	01/02/17	9.33	01/04/21	10.02
10/01/14	8.35	04/03/17	9.39	01/03/22	10.15

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
EUR1M	0.32	EUR6M	0.86	EUR11M	1.14
EUR2M	0.41	EUR7M	0.93	EUR12M	1.19
EUR3M	0.55	EUR8M	0.98	EUR2Y	0.43
EUR4M	0.67	EUR9M	1.03	EUR3Y	0.48
EUR5M	0.76	EUR10M	1.08	EUR4Y	0.56

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
CAD1M	1.11	CAD6M	1.57	CAD11M	1.97
CAD2M	1.21	CAD7M	1.66	CAD12M	2.04
CAD3M	1.30	CAD8M	1.74	CAD2Y	1.26
CAD4M	1.39	CAD9M	1.81	CAD3Y	1.38
CAD5M	1.48	CAD10M	1.88	CAD4Y	1.49

Currencies - Ending rates

CAD/US$	0.9814	US$/BRL	2.0213	EUR/US$	1.2651

(A free translation from the original in Portuguese)

Sensitivity Analysis on Derivatives from Parent Company

We present below the sensitivity analysis for all derivatives outstanding positions as of June 30, 2012 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

•                  Fair Value: the fair value of the instruments as at June 29 , 2012;

•                  Scenario I: unfavorable change of 25% - Potential losses considering a shock of 25% in the market risk factors used for MtM calculation that negatively impacts the fair value of Vale’s derivatives positions;

•                  Scenario II: favorable change of 25% - Potential profits considering a shock of 25% in the market curves used for MtM calculation that positively impacts the fair value of Vale’s derivatives positions;

•                  Scenario III: unfavorable change of 50% - Potential losses considering a shock of 50% in the market curves used for MtM calculation that negatively impacts the fair value of Vale’s derivatives positions;

•                  Scenario IV: favorable change of 50% - Potential profits considering a shock of 50% in the market curves used for MtM calculation that positively impacts the fair value of Vale’s derivatives positions;

Sensitivity analysis - Foreign Exchange and Interest Rate Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the Real denominated debt indexed to CDI	CDI vs. USD fixed rate swap	USD/BRL fluctuation		(1,637)	1,637	(3,274)	3,274
		USD interest rate inside Brazil		(61)	59	(123)	117
		Brazilian interest rate fluctuation	(1,025)	(2)	2	(4)	4
		USD Libor variation		(3)	3	(6)	6
	CDI vs. USD floating rate swap	USD/BRL fluctuation		(129)	129	(257)	257
		Brazilian interest rate fluctuation	(74)	(0.7)	0.6	(1.3)	1.2
		USD Libor variation		(0.05)	0.04	(0.11)	0.08

	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated debt indexed to TJLP	TJLP vs. USD fixed rate swap	USD/BRL fluctuation		(784)	784	(1,567)	1,567
		USD interest rate inside Brazil		(49)	47	(102)	91
		Brazilian interest rate fluctuation	(174)	(105)	115	(202)	240
		TJLP interest rate fluctuation		(80)	79	(160)	161
		USD Libor variation		(0.2)	0.2	(0.5)	0.5
	TJLP vs. USD floating rate swap	USD/BRL fluctuation		(171)	171	(342)	342
		USD interest rate inside Brazil		(24)	22	(50)	42
		Brazilian interest rate fluctuation	(67)	(44)	50	(82)	107
		TJLP interest rate fluctuation		(34)	33	(68)	67
		USD Libor variation		(7)	7	(15)	15

	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated fixed rate debt	BRL fixed rate vs. USD	USD/BRL fluctuation		(162)	162	(324)	324
		USD interest rate inside Brazil	(68)	(15)	15	(32)	28
		Brazilian interest rate fluctuation		(31)	34	(59)	71

	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Foreign Exchange cash flow hedge	BRL fixed rate vs. USD	USD/BRL fluctuation		(226)	226	(452)	452
		USD interest rate inside Brazil	(61)	(1.3)	1.3	(2.6)	2.5
		Brazilian interest rate fluctuation		(6)	6	(12)	13

	Hedged Items - Part of Revenues denominated in USD	USD/BRL fluctuation	n.a.	226	(226)	452	(452)

Protection Program for the Euro denominated debt	EUR fixed rate vs. USD fixed rate swap	USD/BRL fluctuation		(25)	25	(49)	49
		EUR/USD fluctuation		(339)	339	(678)	678
		EUR Libor variation	(99)	(3)	3	(6)	6
		USD Libor variation		(4)	4	(8)	8

	Protected Items - Euro denominated debt	EUR/USD fluctuation	n.a.	339	(339)	678	(678)

Foreign Exchange hedging program for disbursements in Canadian dollars (CAD)	CAD Forward	USD/BRL fluctuation		(14)	14	(28)	28
		CAD/USD fluctuation		(755)	755	(1,510)	1,510
		CAD Libor variation	(57)	(17)	17	(34)	34
		USD Libor variation		(8)	8	(17)	16

	Protected Items - Disbursement in Canadian dollars	CAD/USD fluctuation	n.a.	755	(755)	1,510	(1,510)

Sensitivity analysis - Commodity Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel sales hedging program	Sale of nickel future/forward contracts	Nickel price fluctuation		(83)	83	(166)	166
		Libor USD fluctuation	165	(0.2)	0.2	(0.4)	0.4
		USD/BRL fluctuation		(41)	41	(82)	82

	Hedged Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	83	(83)	166	(166)

Nickel fixed price program	Purchase of nickel future/forward contracts	Nickel price fluctuation		(0.6)	0.6	(1.2)	1.2
		Libor USD fluctuation	(0.7)	0	0	0	0
		USD/BRL fluctuation		(0.2)	0.2	(0.4)	0.4

	Protected Item: Part of Vale’s nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	0.6	(0.6)	1.2	(1.2)

Nickel purchase protection program	Sale of nickel future/forward contracts	Nickel price fluctuation		(2)	2	(4)	4
		Libor USD fluctuation	0.2	0	0	0	0
		USD/BRL fluctuation		(0.05)	0.05	(0.1)	0.1

	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	2	(2)	4	(4)

Copper Scrap Purchase Protection Program	Sale of copper future/forward contracts	Copper price fluctuation		(2)	2	(4)	4
		Libor USD fluctuation	0.1	0	0	0	0
		BRL/USD fluctuation		(0.02)	0.02	(0.04)	0.04

	Protected Item: Part of Vale’s revenues linked to Copper price	Copper price fluctuation	n.a.	2	(2)	4	(4)

Bunker Oil Purchase Protection Program	Bunker Oil forward	Bunker Oil price fluctuation		(70)	70	(141)	141
		Libor USD fluctuation	(27)	(0.1)	0.1	(0.2)	0.2
		USD/BRL fluctuation		(7)	7	(13)	13

	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	70	(70)	141	(141)

Sensitivity analysis - Embedded Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives - Raw material purchase (Nickel)	Embedded derivatives - Raw material purchase	Nickel price fluctuation		(13)	13	(26)	26
		BRL/USD fluctuation	(2.2)	(0.4)	0.4	(1)	1

Embedded derivatives - Raw material purchase (Copper)	Embedded derivatives - Raw material purchase	Copper price fluctuation		(25)	25	(49)	49
		BRL/USD fluctuation	(5.8)	(0.6)	0.6	(1.2)	1.2

(A free translation from the original in Portuguese)

Sensitivity Analysis on Debt and Cash Investments

The Company’s funding and cash investments linked to currencies different from Brazilian Reais are subjected to volatility of foreign exchange currencies.

Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	No fluctuation	—	—	—	—
Funding	Debt denominated in USD	USD/BRL fluctuation	(8,842)	8,842	(17,683)	17,683
Cash Investments	Cash denominated in BRL	No fluctuation	—	—	—	—
Cash Investments	Cash denominated in USD	USD/BRL fluctuation	(1,267)	1,267	(2,534)	2,534
Cash Investments	Cash denominated in EUR	EUR/BRL fluctuation	(24)	(24)	(24)	(24)
Cash Investments	Cash denominated in CAD	CAD/BRL fluctuation	(38)	38	(76)	76
Cash Investments	Cash denominated in AUD	AUD/BRL fluctuation	(29)	29	(58)	58

Financial counterparties ratings

Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s and S&P agencies for the financial institutions that we had outstanding trades as of June 30, 2012.

Vale's Counterparty	Moody’s*	S&P*

Banco Santander	Baa2	A-
Itau Unibanco*	Baa1	BBB
HSBC	Aa3	A+
JP Morgan Chase & Co	A2	A
Banco Bradesco*	Baa2	BBB
Banco do Brasil*	Baa2	BBB
Banco Votorantim*	Baa2	BBB-
Credit Agricole	A2	A
Standard Bank	A3	BBB+
Deutsche Bank	A2	A+
BNP Paribas	A2	AA-
Citigroup	Baa2	A-
Banco Safra*	Baa2	BBB-
ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Amazônia SA	A1	A+
Societe Generale	A2	A
Bank of Nova Scotia	Aa1	AA-
Natixis	A2	A
Royal Bank of Canada	Aa3	AA-
China Construction Bank	A1	A
Goldman Sachs	A3	A-
Bank of China	A1	A
Barclays	A3	A
BBVA Banco Bilbao Vizcaya Argentaria	Baa3	BBB+

* For brazilian Banks it was used local long term deposit rating

(A free translation from the original in Portuguese)

26 -         Information by Business Segment and Consolidated Revenues by Geographic Area

The information presented to the Executive Board with the respective performance of each segment are usually derived from the accounting records maintained in accordance with the best accounting practices, with some reallocation between segments.

a)             Results by segment

	Consolidated
	Three-month period ended (unaudited)
	June 30, 2012
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Total
Results
Net revenue	17,352,083	3,487,591	1,709,169	689,261	166,787	23,404,891
Cost and expenses	(6,939,197)	(3,322,923)	(1,401,338)	(675,449)	(429,453)	(12,768,360)
Loss on non-current assets held for sale	(768,236)	—	—	—	—	(768,236)
Depreciation, depletion and amortization	(921,632)	(780,660)	(224,251)	(106,417)	(7,023)	(2,039,983)
	8,723,018	(615,992)	83,580	(92,605)	(269,689)	7,828,312

Financial results	(5,074,362)	70,678	(85,999)	(43,020)	(11,680)	(5,144,383)
Equity results from associates	381,197	4,343	—	27,721	(103,661)	309,600
Income tax and social contribution	(325,734)	30,064	2,479,720	5,775	(3,089)	2,186,736
Income from continuing operations	3,704,119	(510,907)	2,477,301	(102,129)	(388,119)	5,180,265
Net income of the period	3,704,119	(510,907)	2,477,301	(102,129)	(388,119)	5,180,265

Net income (loss) attributable to non-controlling interests	(45,818)	(105,130)	47,695	—	(30,148)	(133,401)
Income attributable to the company’s stockholders	3,749,937	(405,777)	2,429,606	(102,129)	(357,971)	5,313,666

Sales classified by geographic area:
America, except United States	412,868	498,615	34,282	—	6,920	952,685
United States of America	103,373	674,482	22,691	—	283	800,829
Europe	3,520,645	936,723	71,575	—	18,153	4,547,096
Middle East/Africa/Oceania	726,607	37,448	2,924	—	—	766,979
Japan	2,098,575	397,341	—	—	9,719	2,505,635
China	7,032,763	516,006	—	—	—	7,548,769
Asia, except Japan and China	1,796,456	426,192	28,372	—	—	2,251,020
Brazil	1,660,796	784	1,549,325	689,261	131,712	4,031,878
Net revenue	17,352,083	3,487,591	1,709,169	689,261	166,787	23,404,891

Assets on June 30, 2012
Property, plant and equipment and intangible assets	78,690,531	71,754,424	20,782,620	10,238,233	3,832,947	185,298,755
Investments	2,712,858	7,079,616	—	1,303,972	4,940,816	16,037,262

(A free translation from the original in Portuguese)

	Consolidated
	Three-month period ended (unaudited)
	March 31, 2012
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Total
Results
Net revenue	14,327,591	3,136,680	1,381,753	593,599	151,551	19,591,174
Cost and expenses	(6,081,257)	(2,570,519)	(1,115,212)	(611,404)	(525,507)	(10,903,899)
Depreciation, depletion and amortization	(819,446)	(662,297)	(198,558)	(114,354)	(3,107)	(1,797,762)
	7,426,888	(96,136)	67,983	(132,159)	(377,063)	6,889,513

Financial results	207,209	9,639	6,141	(16,923)	15,323	221,389
Equity results from associates	439,652	59,951	—	52,709	(115,292)	437,020
Income tax and social contribution	(852,557)	(25,341)	(16,714)	(28,770)	(7,211)	(930,593)
Income from continuing operations	7,221,192	(51,887)	57,410	(125,143)	(484,243)	6,617,329

Net income of the period	7,221,192	(51,887)	57,410	(125,143)	(484,243)	6,617,329

Net income (loss) attributable to non-controlling interests	(23,891)	(105,258)	31,722	—	(5,644)	(103,071)
Income attributable to the company’s stockholders	7,245,083	53,371	25,688	(125,143)	(478,599)	6,720,400

Sales classified by geographic area:
America, except United States	323,500	444,283	23,802	64,646	19,443	875,674
United States of America	50,305	645,635	39,530	—	959	736,429
Europe	2,396,079	835,732	77,647	—	24,621	3,334,079
Middle East/Africa/Oceania	558,550	90,643	—	—	—	649,193
Japan	2,099,309	262,883	—	—	3,193	2,365,385
China	6,030,663	270,981	—	—	—	6,301,644
Asia, except Japan and China	1,179,367	464,160	29,075	—	3,992	1,676,594
Brazil	1,689,818	122,363	1,211,699	528,953	99,343	3,652,176
Net revenue	14,327,591	3,136,680	1,381,753	593,599	151,551	19,591,174

Assets on March 31, 2012
Property, plant and equipment and intangible assets	75,282,521	66,755,758	19,737,760	9,388,214	3,884,337	175,048,590
Investments	2,827,310	6,992,543	—	1,292,892	4,703,677	15,816,422

	Consolidated
	Three-month period ended (unaudited)
	June 30, 2011 (I)
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Total
Results
Net revenue	18,281,323	3,555,151	1,296,090	651,901	130,132	23,914,597
Cost and expenses	(5,225,016)	(2,588,876)	(985,060)	(562,613)	(616,509)	(9,978,074)
Depreciation, depletion and amortization	(617,535)	(558,795)	(205,933)	(104,270)	(3,550)	(1,490,083)
	12,438,772	407,480	105,097	(14,982)	(489,927)	12,446,440

Financial results	1,477,322	(664,845)	125,163	(28,376)	(14,321)	894,943
Equity results from associates	540,649	(4,914)	—	52,437	63,262	651,434
Income tax and social contribution	(3,360,802)	(352,102)	(88,392)	(1,037)	(9,891)	(3,812,224)
	11,095,941	(614,381)	141,868	8,042	(450,877)	10,180,593
Income from continuing operations
Net income of the period	11,095,941	(614,381)	141,868	8,042	(450,877)	10,180,593

Losses attributable to non-controlling interests	(3,282)	(52,685)	(23,124)	—	(15,675)	(94,766)
Income attributable to the company’s stockholders	11,099,223	(561,696)	164,992	8,042	(435,202)	10,275,359

Sales classified by geographic area:
America, except United States	471,500	411,700	7,670	—	—	890,870
United States of America	8,177	637,955	921	—	—	647,053
Europe	3,851,263	954,895	64,711	—	23,458	4,894,327
Middle East/Africa/Oceania	576,143	88,411	—	—	—	664,554
Japan	2,376,650	476,566	—	—	3,256	2,856,472
China	7,419,989	519,655	—	—	—	7,939,644
Asia, except Japan and China	1,481,819	463,561	9,071	—	1,622	1,956,073
Brazil	2,095,782	2,408	1,213,717	651,901	101,796	4,065,604
Net revenue	18,281,323	3,555,151	1,296,090	651,901	130,132	23,914,597

Assets on June 30, 2011
Property, plant and equipment and intangible assets	58,342,308	56,712,948	17,802,313	7,559,083	7,859,841	148,276,493
Investments	2,164,882	5,951,457	—	1,101,290	3,989,077	13,206,706

(I) Period adjusted according to note 3.

(A free translation from the original in Portuguese)

	Consolidated
	Six-month period ended (unaudited)
	June 30, 2012
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Total
Results
Net revenue	31,679,674	6,624,271	3,090,922	1,282,860	318,338	42,996,065
Cost and expenses	(13,020,454)	(5,893,442)	(2,516,550)	(1,286,853)	(954,960)	(23,672,259)
Loss on sale of assets	(768,236)	—	—	—	—	(768,236)
Depreciation, depletion and amortization	(1,741,078)	(1,442,957)	(422,809)	(220,771)	(10,130)	(3,837,745)
	16,149,906	(712,128)	151,563	(224,764)	(646,752)	14,717,825

Financial results	(4,867,153)	80,317	(79,858)	(59,943)	3,643	(4,922,994)
Equity results from associates	820,849	64,294	—	80,430	(218,953)	746,620
Income tax and social contribution	(1,178,291)	4,723	2,463,006	(22,995)	(10,300)	1,256,143
Income from continuing operations	10,925,311	(562,794)	2,534,711	(227,272)	(872,362)	11,797,594
Net income of the period	10,925,311	(562,794)	2,534,711	(227,272)	(872,362)	11,797,594

Net income (loss) attributable to non-controlling interests	(69,709)	(210,388)	79,417	—	(35,792)	(236,472)
Income attributable to the company’s stockholders	10,995,020	(352,406)	2,455,294	(227,272)	(836,570)	12,034,066

Sales classified by geographic area:
America, except United States	736,368	942,898	58,084	64,646	26,363	1,828,359
United States of America	153,678	1,320,117	62,221	—	1,242	1,537,258
Europe	5,916,724	1,772,455	149,222	—	42,774	7,881,175
Middle East/Africa/Oceania	1,285,157	128,091	2,924	—	—	1,416,172
Japan	4,197,884	660,224	—	—	12,912	4,871,020
China	13,063,426	786,987	—	—	—	13,850,413
Asia, except Japan and China	2,975,823	890,352	57,447	—	3,992	3,927,614
Brazil	3,350,614	123,147	2,761,024	1,218,214	231,055	7,684,054
Net revenue	31,679,674	6,624,271	3,090,922	1,282,860	318,338	42,996,065

Assets on June 30, 2012
Property, plant and equipment and intangible assets	78,690,531	71,754,424	20,782,620	10,238,233	3,832,947	185,298,755
Investments	2,712,858	7,079,616	—	1,303,972	4,940,816	16,037,262

	Consolidated
	Six-month period ended (unaudited)
	June 30, 2011 (I)
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Total
Results
Net revenue	33,833,038	8,103,805	2,512,543	1,108,196	374,206	45,931,788
Cost and expenses	(10,153,985)	(5,223,487)	(1,993,256)	(994,740)	(1,275,930)	(19,641,398)
Realized gain on assets available for sale	—	2,492,175	—	—	—	2,492,175
Depreciation, depletion and amortization	(1,264,690)	(1,148,951)	(409,682)	(177,698)	(12,259)	(3,013,280)
	22,414,363	4,223,542	109,605	(64,242)	(913,983)	25,769,285

Financial results	1,310,026	(711,486)	150,826	(55,135)	(66,703)	627,528
Equity results from associates	972,773	(9,137)	—	112,899	40,685	1,117,220
Income tax and social contribution	(4,981,734)	(1,059,070)	(78,866)	(1,037)	(10,595)	(6,131,302)
Income from continuing operations	19,715,428	2,443,849	181,565	(7,515)	(950,596)	21,382,731
Net income of the period	19,715,428	2,443,849	181,565	(7,515)	(950,596)	21,382,731

Net income (loss) attributable to non-controlling interests	(6,676)	(77,314)	(31,419)	—	(68,202)	(183,611)
Income attributable to the company’s stockholders	19,722,104	2,521,163	212,984	(7,515)	(882,394)	21,566,342

Sales classified by geographic area:
America, except United States	890,524	1,182,534	31,168	—	—	2,104,226
United States of America	15,565	1,419,924	921	—	3,224	1,439,634
Europe	7,225,523	1,914,270	102,658	—	43,506	9,285,957
Middle East/Africa/Oceania	1,305,541	117,368	—	—	904	1,423,813
Japan	4,263,116	1,102,515	—	—	6,529	5,372,160
China	13,504,068	1,071,794	—	—	63,879	14,639,741
Asia, except Japan and China	2,765,383	1,138,592	23,732	—	1,622	3,929,329
Brazil	3,863,318	156,808	2,354,064	1,108,196	254,542	7,736,928
Net revenue	33,833,038	8,103,805	2,512,543	1,108,196	374,206	45,931,788

Assets on June 30, 2011
Property, plant and equipment and intangible assets	58,342,308	56,712,948	17,802,313	7,559,083	7,859,841	148,276,493
Investments	2,164,882	5,951,457	—	1,101,290	3,989,077	13,206,706

(I) Period adjusted according to note 3.

(A free translation from the original in Portuguese)

27 -       Cost of Goods Sold and Services Rendered, and Sales and Administrative Expenses by Nature, Other Operational Expenses (incomes), net

The costs of goods sold and services rendered are as follows:

	Consolidated (unaudited)
	Three-month period ended			Six-month period ended
	June 30, 2012	March 31, 2012	June 30, 2011 (I)	June 30, 2012	June 30, 2011

Cost of goods sold and services rendered
Personnel	1,770,230	1,472,385	1,184,343	3,242,615	2,326,968
Material	2,132,618	1,800,252	1,451,957	3,932,870	3,012,179
Fuel oil and gas	1,031,255	856,836	815,084	1,888,091	1,743,227
Outsourcing services	2,504,801	1,944,091	1,736,712	4,448,892	3,250,662
Energy	415,849	385,884	333,040	801,733	807,317
Acquisition of products	745,475	760,660	886,704	1,506,135	1,838,859
Depreciation and depletion	1,833,144	1,545,160	1,349,338	3,378,304	2,720,220
Others	1,236,920	1,284,115	1,299,877	2,521,035	2,592,245
Total	11,670,292	10,049,383	9,057,055	21,719,675	18,291,677

	Parent company (unaudited)
	Six-month period ended
	June 30, 2012	June 30, 2011

Cost of goods sold and services rendered
Personnel	1,510,020	1,125,029
Material	1,854,231	1,608,421
Fuel oil and gas	1,105,678	946,931
Outsourcing services	2,831,760	1,958,254
Energy	528,289	383,157
Acquisition of products	870,853	1,095,493
Depreciation and depletion	1,054,978	808,991
Others	1,758,684	1,782,470
Total	11,514,493	9,708,746

(I) Period adjusted according to note 3.

The expenses are demonstrated in the tables as follows:

	Consolidated (unaudited)
	Three-month period ended			Six-month period ended
	June 30, 2012	March 31, 2012	June 30, 2011 (I)	June 30, 2012	June 30, 2011

Selling and Administrative expenses
Personnel	380,181	356,712	264,444	736,893	497,076
Services (consulting, infrastructure and others)	231,219	193,285	134,286	424,504	261,195
Advertising and publicity	76,179	19,086	32,698	95,265	62,587
Depreciation	101,746	97,982	80,704	199,728	173,046
Travel expenses	41,851	32,866	14,828	74,717	30,128
Taxes and rents	5,571	14,177	22,362	19,748	33,171
Incentive	5,218	—	4,018	5,218	4,861
Others	109,643	129,285	71,183	238,928	171,362
Sales	255,117	91,010	69,602	346,127	158,189
Total	1,206,725	934,403	694,125	2,141,128	1,391,615

	Parent Company
	Six-month period ended (unaudited)
	June 30, 2012	June 30, 2011

Selling and Administrative expenses
Personnel	477,568	327,206
Services (consulting, infrastructure and others)	217,814	168,823
Advertising and publicity	78,594	57,784
Depreciation	156,929	128,994
Travel expenses	39,530	17,667
Taxes and rents	14,537	10,787
Incentive	5,218	4,861
Others	96,372	68,041
Sales	57,641	18,764
Total	1,144,203	802,927

(A free translation from the original in Portuguese)

	Consolidated (unaudited)
	Three-month period ended			Six-month period ended
	June 30, 2012	March 31, 2012	June 30, 2011 (I)	June 30, 2012	June 30, 2011

Others operational expenses (incomes), net, including research and development
Provision for loss with taxes credits (ICMS)	20,028	32,402	—	52,430	18,386
Provision for variable remuneration	90,455	295,392	146,705	385,847	290,371
Vale do Rio Doce Foundation - FVRD	19,004	—	79,519	19,004	124,974
Provision for disposal of materials/inventories	49,587	37,124	—	86,711	56,779
Pre operational, plant stoppages and idle capacity	637,002	564,128	549,976	1,201,130	769,204
Damage cost	127,340	—	—	127,340	—
Research and development	707,938	526,557	580,061	1,234,495	1,148,875
Others	279,972	262,272	360,716	542,244	562,797
Total	1,931,326	1,717,875	1,716,977	3,649,201	2,971,386

	Parent Company
	Six-month period ended (unaudited)
	June 30, 2012	June 30, 2011

Others operational expenses (incomes), net, including research and development
Provision for loss with taxes credits (ICMS)	49,383	5,280
Provision for variable remuneration	249,862	264,911
Vale do Rio Doce Foundation - FVRD	19,124	124,975
Provision for disposal of materials/inventories	66,177	22,000
Pre operational, plant stoppages and idle capacity	213,033	106,281
Research and development	665,696	619,904
Others	168,883	118,047
Total	1,432,158	1,261,398

(I) Period adjusted according to note 3.

28 -       Financial result

The financial results occurred in the periods, recorded by nature and competence, are as follows:

(A free translation from the original in Portuguese)

	Consolidated (unaudited)
	Three-month period ended			six-month period ended
	June 30, 2012	March 30, 2012	June 30, 2011 (I)	June 30, 2012	June 30, 2011

Financial expenses
Interest	(639,017)	(598,237)	(518,049)	(1,237,254)	(1,085,504)
Labor, tax and civil contingencies	(23,778)	(61,840)	1,087	(85,618)	(8,929)
Derivatives	(919,869)	(8,635)	(100,537)	(928,504)	(168,380)
Monetary and exchange rate variation (a)	(3,532,943)	(166,397)	(335,446)	(3,699,340)	(402,647)
Stockholders’ debentures	(135,395)	(184,147)	32,367	(319,542)	(87,550)
Financial taxes	(26,620)	(32,412)	(3,918)	(59,032)	(5,643)
Others	(288,081)	(207,098)	(337,604)	(495,179)	(601,147)
	(5,565,703)	(1,258,766)	(1,262,100)	(6,824,469)	(2,359,800)
Financial income
Related parties	—	27	—	27	—
Short-term investments	35,272	49,309	302,713	84,581	544,219
Derivatives	115,469	527,705	666,139	643,174	1,130,583
Monetary and exchange rate variation (b)	74,381	744,736	1,130,745	819,117	1,221,102
Others	196,198	158,378	57,446	354,576	91,424
	421,320	1,480,155	2,157,043	1,901,475	2,987,328
Financial results, net	(5,144,383)	221,389	894,943	(4,922,994)	627,528

Summary of Monetary and exchange rate
Cash and cash equivalents	26	57,501	(7,766)	57,527	(4,533)
Loans and financing	(3,036,876)	687,114	158,042	(2,349,762)	195,246
Related parties	54,940	(18,514)	—	36,426	—
Others	(476,653)	(147,762)	645,023	(624,415)	627,742
Net (a + b)	(3,458,563)	578,339	795,299	(2,880,224)	818,455

	Parent Company
	Six-month period ended (unaudited)
	June 30, 2012	June 30, 2011

Financial expenses
Interest	(1,188,952)	(1,158,940)
Labor, tax and civil contingencies	(81,468)	4,795
Derivatives	(685,376)	(73,124)
Monetary and exchange rate variation (a)	(3,591,636)	(158,870)
Stockholders’ debentures	(319,542)	(87,550)
Financial taxes	(56,973)	(2,846)
Others	(258,325)	(220,491)
	(6,182,272)	(1,697,026)
Financial income
Related parties	27	14,284
Short-term investments	59,190	424,842
Derivatives	272,927	697,728
Monetary and exchange rate variation (b)	699,492	1,024,634
Others	217,369	14,159
	1,249,005	2,175,647
Financial results, net	(4,933,267)	478,621

Summary of Monetary and exchange rate
Loans and financing	(544,355)	185,237
Related parties	(2,155,504)	(13,500)
Others	(192,285)	694,027
Net (a + b)	(2,892,144)	865,764

(I) Period adjusted according to note 3.

(A free translation from the original in Portuguese)

29 -         Commitments

a)             Nickel project — New Caledonia

The construction and installation of our processing plant for nickel and cobalt in New Caledonia, we provide significant assurance to our financing agreements, which are listed below.

In connection with the Girardin tax law — arrangement sponsored by the French government which gives advantage to financial leasing operations, Vale warrants to BNP Paribas, a tax investors according to French law, certain payments due by VNC. Vale also committed that the assets associated with the finance lease would be determined by the Girardin Act substantially completed by December 31, 2011. Due to the delay in the start-up operations of the VNC, Vale has proposed an extension of this deadline to December 31, 2012. The French government and tax investors formally agreed to this extension. The likelihood of the guarantee is sought is remote.

Sumic Nickel Netherlands B.V. (“Sumic”), a 21% stockholder of VNC, has a put option to sell to us 25%, 50%, or 100% of the shares they own of VNC if the defined cost of the initial nickel cobalt development project, as measured by funding provided to VNC, in natural currencies and converted to U.S. dollars at specified rates of exchange, in the form of Girardin Act lease financing, shareholder loans and equity contributions by shareholders to VNC, exceeded R$9.2 billion (equivalent to US$4.6 billion) and an agreement cannot be reached on how to proceed with the project. On May 27, 2010 the threshold was reached. The put option discussion and decision period was extended to July 31, 2012. In light of the delay in ramping up the project, we are currently in discussion with Sumic pertaining to a further extension of the put option.

Moreover, throughout our operations, we have letters of credit and guarantees amounting to R$1.5 billion (equivalent to US$761 million) that are associated with items such as environmental claims, asset retirement obligations, insurance, electricity commitments, benefits post-retirement agreements, community service and import and export commitments.

b)             Participative Debentures

At the time of privatization in 1997, Vale debentures issued to existing shareholders, including the Brazilian Government. The terms of the debentures were established to ensure that the pre-privatization shareholders, participate in possible future benefits that could be obtained from the exploitation of certain mineral resources.

A total of 388,559,056 debentures were issued at a par value of R$0.01 (one cent real), whose value will be adjusted according to the variation of the General Market Price (“IGP-M”), as defined in the Indenture. In June 30, 2012 and December 31, 2011 the value of these debentures at fair value totaled R$ 2,805,808 and R$2,495,995, respectively.

The debenture holders are entitled to receive awards, payable semiannually, equivalent to a percentage of net revenues of certain mineral resources as the indenture. In April 2012, compensation was paid to these debentures in the amount of R$ 11,399.

c)             Operational lease

There was no change from the published statements for the year ended December 31, 2011.

d)             Concession Contracts and Sub-concession

i.              Rail companies

There was no change from the published statements for the year ended December 31, 2011.

(A free translation from the original in Portuguese)

30 -         Related parties

Transactions with related parties are made by the Company in a strictly commutative manner, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

In the normal course of operations, Vale contracts rights and obligations with related parties (subsidiaries, associated companies, jointly controlled entities and Stockholders), derived from operations of sale and purchase of products and services, leasing of assets, sale of raw material, so as rail transport services, with prices agreed between the parties and also mutual transactions.

The balances of these related party transactions and their effect on financial statements may be identified as follows:

	Consolidated
	Assets
	June 30, 2012 (unaudited)		December 31, 2011 (I)
	Customers	Related parties	Customers	Related parties
Baovale Mineração S.A.	9,965	9,802	9,939	3,323
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	20,040	—	40
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	171,735	265	330,569	265
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	689	6,617	649	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	672	—	1,070	—
Minas da Serra Geral S.A.	43	453	11	—
Mineração Rio do Norte S.A.	—	13,932	—	52
MRS Logistica S.A.	18,226	130,915	15,411	75,580
Norsk Hydro ASA	—	851,025	—	867,984
Samarco Mineração S.A.	56,834	415,183	75,430	12,685
Others	58,573	99,111	104,256	97,981
Total	316,737	1,547,343	537,335	1,057,910

Current	316,737	696,052	537,335	153,738
Non-current	—	851,291	—	904,172
Total	316,737	1,547,343	537,335	1,057,910

	Consolidated
	Liabilites
	June 30, 2012 (unaudited)		December 31, 2011 (I)
	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	51,218	—	37,179	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	84,406	—	9,335	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	175,294	—	303,165	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	12,495	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	52,440	21,201	2,475	21,201
Minas da Serra Geral	26,892	—	16,135	—
MRS Logistica S.A.	81,996	—	26,742	—
Norsk Hydro ASA	—	157,993	—	149,432
Samarco Mineração S.A	—	—	317	—
Mitsui & CO, LTD	75,533	—	68,643	—
Others	60,546	16,860	47,360	42,890
Total	620,820	196,054	511,351	213,523

Current	620,820	38,061	511,351	42,907
Non-current	—	157,993	—	170,616
Total	620,820	196,054	511,351	213,523

(I) Period adjusted according to note 3.

(A free translation from the original in Portuguese)

	Parent Company
	Assets
	June 30, 2012 (unaudited)		December 31, 2011
	Customers	Related parties	Customers	Related parties
Baovale Mineração S.A.	9,965	9,802	9,939	3,323
Biopalma da Amazônia	—	666,578	—	349,417
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	20,040	—	40
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	171,648	265	329,059	265
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	731	6,617	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	672	—	1,070	—
Companhia Portuária Baía de Sepetiba - CPBS	2,093	—	2,976	—
Ferrovia Centro - Atlântica S.A.	6,770	22,728	6,061	35,700
Minerações Brasileiras Reunidas S.A. - MBR	22,787	444,257	18,113	554,784
Mineracao Corumbaense Reunida S.A.	156,099	172,537	138,871	79,648
Mineração Rio do Norte S.A.	385	13,902	—	—
MRS Logistica S.A.	17,051	42,088	14,920	28,615
Salobo Metais S.A.	21,261	—	20,181	5,167
Samarco Mineração S.A.	56,834	415,183	75,430	12,685
Vale International S.A.	16,403,068	332,069	14,270,675	1,705,079
Vale Manganês S.A.	66,807	—	43,826
Vale Mina do Azul	37,007	—	134	47,270
Vale Operações Ferroviarias	44,284	—	134,910	11,308
Vale Potassio Nordeste	47,322	—	44,641
Others	159,428	268,262	137,750	173,776
Total	17,224,212	2,414,328	15,248,556	3,007,077

Current	17,224,212	1,614,919	15,248,556	2,561,308
Non-current	—	799,409	—	445,769
Total	17,224,212	2,414,328	15,248,556	3,007,077

	Parent Company
	Liabilities
	June 30, 2012 (unaudited)		December 31, 2011
	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	51,218	—	37,179	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	84,406	—	9,335	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	175,294	—	303,165	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	12,495	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	52,440	21,201	2,475	21,201
Companhia Portuária Baía de Sepetiba - CPBS	81,936	—	58,360	—
Ferrovia Centro - Atlântica S.A.	19,466	6	18,708	6
Minerações Brasileiras Reunidas S.A. - MBR	116,185	—	44,045	155
Mineração Rio do Norte S.A.	2	—	—	—
MRS Logistica S.A.	91,957	—	36,863	—
Mitsui & CO, LTD	75,533	—	68,643	—
Vale International S.A.	41,669	36,216,516	8,452	33,581,838
Vale Mina do Azul	22,916	—	151,770	—
Vale Operações Ferroviarias	15,654	155,816	—	—
Vale Potassio Nordeste	39,520	—	36,712	—
Others	265,854	10,554	98,571	9,949
Total	1,146,545	36,404,093	874,278	33,613,149

Current	1,146,545	6,636,262	874,278	4,959,017
Non-current	—	29,767,831	—	28,654,132
Total	1,146,545	36,404,093	874,278	33,613,149

	Consolidated
	Income (unaudited)
	Three-month period ended			Six-month period ended
	June 30, 2012	March 31, 2012	June 30, 2011 (I)	June 30, 2012	June 30, 2011 (I)
Baovale Mineração S.A.	—	—	1,730	—	3,434
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	267	—	267	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	186,407	263,204	283,172	449,611	592,789
Log-in S.A.	17	34	1,850	51	3,492
Mineração Rio do Norte S.A.	17	17	—	34	32
MRS Logistica S.A.	7,664	7,095	6,701	14,759	12,920
Samarco Mineração S.A.	167,834	170,967	192,098	338,801	418,915
Others	—	4,563	166,576	4,563	175,284
Total	361,939	446,147	652,127	808,086	1,206,866

(I) Period adjusted according to note 3.

(A free translation from the original in Portuguese)

	Consolidated
	Cost / Expense (unaudited)
	Three-month period ended			Six-month period ended
	June 30, 2012	March 31, 2012	June 30, 2011 (I)	June 30, 2012	June 30, 2011 (I)
Baovale Mineração S.A.	10,367	10,368	9,745	20,735	19,490
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	41,349	90,864	37,044	132,213	84,128
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	234,210	190,568	348,515	424,778	711,856
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	12,745	12,919	69,296	25,664	128,271
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	21,229	34,069	76,674	55,298	138,595
Mineração Rio do Norte S.A.	—	—	—	—	29,335
Mitsui & Co Ttd	11,373	17,561	7,338	28,934	104,695
MRS Logistica S.A.	361,300	318,712	363,221	680,012	600,476
Others	10,497	7,697	5,378	18,194	16,404
Total	703,070	682,758	917,211	1,385,828	1,833,250

(I) Period adjusted according to note 3.

	Consolidated
	Financial (unaudited)
	Three-month period ended			Six-month period ended
	June 30, 2012	March 31, 2012	June 30, 2011 (I)	June 30, 2012	June 30, 2011 (I)
Baovale Mineração S.A.	—	—	—	—	4,668
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	7	—	7	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	27,060	—	—	27,060	(3,694)
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	9	—	9	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	11	—	11	—
Samarco Mineração S.A.	228	(60)	—	168	—
Others	44,103	(11,873)	(13,243)	32,230	(44,149)
Total	71,391	(11,906)	(13,243)	59,485	(43,175)

(I) Period adjusted according to note 3.

	Parent Company
	Receita (não auditado)
	Three-month period ended			Six-month period ended
	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
ALBRAS - Alumínio Brasileiro S.A.	—	—	—	—	31,019
ALUNORTE - Alumina do Norte do Brasil S.A.	—	—	—	—	402
Baovale Mineração S.A.	—	—	1,730	—	3,434
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	267	—	267	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	178,576	255,215	275,343	433,791	577,718
Ferrovia Centro - Atlântica S.A.	30,159	20,926	48,320	51,085	96,650
Ferrovia Norte Sul S.A.	83	546	403	629	5,750
Vale Canada Limited	3,865	—	—	3,865	5,620
Minerações Brasileiras Reunidas S.A. - MBR	5,248	—	—	5,248	—
MRS Logistica S.A.	5,574	5,922	5,402	11,496	10,446
Samarco Mineração S.A.	167,752	169,332	186,618	337,084	409,951
Vale International S.A.	13,872,877	10,016,694	14,111,193	23,889,571	25,481,398
Vale Manganês S.A.	4,081	2,806	22,936	6,887	45,322
Vale Operações Ferroviárias	59,131	55,718	—	114,849	—
Vale Operações Portuárias	8,165	8,876	—	17,041	—
Vale Mina do Azul	15,771	11,817	—	27,588	—
Outras	9,873	17,399	11,184	27,272	11,374
Total	14,361,155	10,565,518	14,663,129	24,926,673	26,679,084

	Parent Company
	Cost/Expense (unaudited)
	Three-month period ended			Six-month period ended
	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
ALBRAS - Alumínio Brasileiro S.A.	—	—	163	—	163
ALUNORTE - Alumina do Norte do Brasil S.A.	—	—	1,278	—	28,217
Baovale Mineração S.A.	10,367	10,368	9,745	20,735	19,490
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	47,832	41,280	37,044	89,112	84,128
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	234,210	190,568	348,515	424,778	711,856
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	12,745	12,919	69,296	25,664	128,271
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	21,229	34,069	76,674	55,298	138,595
Companhia Portuária Baia de Sepetiba - CPBS	107,921	77,499	70,324	185,420	154,850
Ferrovia Centro - Atlântica S.A.	18,014	17,840	18,999	35,854	31,527
Vale Canada Limited	—	—	1,388	—	1,388
Mitsui & Co Ltd	11,373	17,561	7,338	28,934	104,695
MRS Logistica S.A.	358,680	316,126	361,085	674,806	596,798
Vale Energia S.A.	103,132	63,827	26,862	166,959	62,982
Vale Mina do Azul S.A.	13,797	6,381	—	20,178	—
Vale Colombia Holdings	—	11,918	—	11,918	—
Minerações Brasileiras Reunidas S.A. - MBR	190,825	179,685	—	370,510	—
Others	18,041	5,226	79,887	23,267	164,711
Total	1,148,166	985,267	1,108,598	2,133,433	2,227,671

(A free translation from the original in Portuguese)

	Parent Company
	Financial (unaudited)
	Three-month period ended			Six-month period ended
	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
ALUNORTE - Alumina do Norte do Brasil S.A.	—	—	—	—	4,668
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	27,060	—	—	27,060	(3,694)
Companhia Portuária Baia de Sepetiba - CPBS	—	—	—	—	3
Ferrovia Centro - Atlântica S.A.	(5,201)	302	(12,118)	(4,899)	(12,410)
Vale Canada Limited	1,330	—	(4,341)	1,330	(4,341)
Samarco Mineração S.A.	168	—	—	168	—
Vale International S.A.	(342,002)	(250,321)	(203,985)	(592,323)	(578,591)
Sociedad Contractual Minera Tres Valles	1,520	(406)	—	1,114	—
Minerações Brasileiras Reunidas S.A. - MBR	4,945	—	—	4,945	—
Biopalma da Amazonia S.A.	62,848	4,312	—	67,160	—
Vale Overseas	—	—	25,109	—	25,109
Others	(559)	(165)	6,961	(724)	(1,397)
Total	(249,891)	(246,278)	(188,374)	(496,169)	(570,653)

Additionally we have loans payable to Banco Nacional de Desenvolvimento Social and BNDES Participações S.A in the amounts of R$ 5,315,479 and R$ 1,685,195 respectively, accruing interest at market rates, which fall due through 2029. The operations generated interest expenses of R$ 59,301 and R$ 28,581. We also maintain cash equivalent balances with Banco Bradesco S.A. in the amount of R$ 44,888 in June 30, 2012. The effect of these operations in results of the period was R$ 735.

Remuneration of key management personnel:

	(unaudited)
	Three-month period ended			Six-month period ended
	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Short-term benefits:	11,102	33,115	62,476	44,217	101,155
Wages or pro-labor	5,544	3,945	9,195	9,489	14,047
Direct and indirect benefits	4,441	9,590	28,577	14,031	37,700
Bonus	1,117	19,580	24,704	20,697	49,408

Long-term benefits:
Based on stock	3,730	13,043	17,678	16,774	28,864
	3,730	13,043	17,678	16,774	28,864
Termination of position	6,143	6,034	61,051	12,177	61,621
	20,976	52,192	141,205	73,168	191,641

(A free translation from the original in Portuguese)

31           Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Gilmar Dalilo Cezar Wanderley
Ricardo José da Costa Flores	Renato da Cruz Gomes
Chairman	Ricardo Simonsen

Mário da Silveira Teixeira Júnior	Fiscal Council

Vice-President
Marcelo Amaral Moraes
Fuminobu Kawashima	Chairman

José Mauro Mettrau Carneiro da Cunha
José Ricardo Sasseron	Aníbal Moreira dos Santos
Luciano Galvão Coutinho	Antonio Henrique Pinheiro Silveira
Nelson Henrique Barbosa Filho	Arnaldo José Vollet
Oscar Augusto de Camargo Filho
Paulo Soares de Souza	Alternate
Renato da Cruz Gomes	Cícero da Silva
Robson Rocha	Oswaldo Mário Pêgo de Amorim Azevedo
Paulo Fontoura Valle
Alternate

Deli Soares Pereira	Executive Officers
Eduardo de Oliveira Rodrigues Filho
Eustáquio Wagner Guimarães Gomes	Murilo Pinto de Oliveira Ferreira
Hajime Tonoki	President & CEO
Luiz Carlos de Freitas
Luiz Maurício Leuzinger	Vânia Lucia Chaves Somavilla
Marco Geovanne Tobias da Silva	Executive Director, HR, Health & Safety, Sustainability and Energy
Paulo Sergio Moreira da Fonseca
Raimundo Nonato Alves Amorim
Sandro Kohler Marcondes	Tito Botelho Martins
Chief Financial Officer
Advisory Committees of the Board of Directors

Controlling Committee	Roger Allan Downey
Luiz Carlos de Freitas	Executive Director, Fertilizers and Coal

Paulo Ricardo Ultra Soares
Paulo Roberto Ferreira de Medeiros
José Carlos Martins
Executive Development Committee	Executive Director, Ferrous and Strategy

José Ricardo Sasseron
Luiz Maurício Leuzinger	Galib Abrahão Chaim
Oscar Augusto de Camargo Filho	Executive Director, Capital Projects Implementation

Strategic Committee	Humberto Ramos de Freitas
Murilo Pinto de Oliveira Ferreira	Executive Director, Logistics and Mineral Research
Luciano Galvão Coutinho
Mário da Silveira Teixeira Júnior	Gerd Peter Poppinga
Oscar Augusto de Camargo Filho	Executive Director, Base Metals and IT

Ricardo José da Costa Flores

Finance Committee
Tito Botelho Martins	Marcus Vinicius Dias Severini
Eduardo de Oliveira Rodrigues Filho	Chief Officer of Accounting and Control Department
Luciana Freitas Rodrigues
Luiz Maurício Leuzinger	Vera Lucia de Almeida Pereira Elias
Chief Accountant
CRC-RJ - 043059/O-8

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: July 25, 2012		Roberto Castello Branco
Director of Investor Relations